Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2018 and for the three-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 85, beginning on July 1, 2017

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 174,173,103 shares

Voting stock (direct and indirect equity interest): 36.38% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief operating decision maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2018
ECLSA	E-Commerce Latina S.A.
Efanur	Efanur S.A.
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
HASA	Hoteles Argentinos S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presumed Income Tax
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
OASA	OGDEN Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tender offers	Share repurchase commitment
Tyrus	Tyrus S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2018 and June 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	09.30.18	06.30.18
ASSETS
Non-current assets
Investment properties	8	226,971	163,510
Property, plant and equipment	9	28,720	20,646
Trading properties	10	3,188	6,020
Intangible assets	11	17,473	12,363
Biological assets	12	1,085	900
Other assets		114	189
Investment in associates and joint ventures	7	34,257	24,747
Deferred income tax assets	20	2,635	1,679
Income tax and MPIT credits		453	453
Restricted assets	14	2,695	2,178
Trade and other receivables	15	14,040	9,129
Investment in financial assets	14	2,406	1,704
Financial assets held for sale	14	12,895	7,788
Derivative financial instruments	14	-	30
Total non-current assets		346,932	251,336
Current assets
Trading properties	10	3,705	3,232
Biological assets	12	1,211	913
Inventories	13	3,219	2,324
Restricted assets	14	6,497	4,248
Income tax and MPIT credits		497	400
Financial assets held for sale	30	8,922	5,192
Groups of assets held for sale	15	24,722	17,208
Investment in financial assets	14	35,574	25,646
Trade and other receivables	14	10,772	4,466
Derivative financial instruments	14	330	155
Cash and cash equivalents	14	71,734	38,650
Total current assets		167,183	102,434
TOTAL ASSETS		514,115	353,770
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		27,225	20,925
Non-controlling interest		76,475	54,396
TOTAL SHAREHOLDERS' EQUITY		103,700	75,321
LIABILITIES
Non-current liabilities
Trade and other payables	19	271,514	187,462
Income tax and minimum presumed income tax liabilities	20	34,042	26,563
Borrowings	17	2,325	3,577
Deferred income tax liabilities	18	5,475	3,567
Derivative financial instruments		159	110
Payroll and social security liabilities		27	-
Provisions	14	63	40
Employee benefits		107	76
Total non-current liabilities		313,712	221,395
Current liabilities
Trade and other payables	17	20,994	17,892
Income tax and minimum presumed income tax liabilities	19	64,317	32,083
Payroll and social security liabilities	18	1,543	1,059
Borrowings	30	6,118	3,243
Derivative financial instruments		2,606	1,868
Provisions		752	595
Group of liabilities held for sale	14	373	314
Total Current liabilities		96,703	57,054
TOTAL LIABILITIES		410,415	278,449
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		514,115	353,770

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Revenues	21	13,155	8,492
Costs	22	(8,422)	(5,097)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		329	75
Changes in the net realizable value of agricultural products after harvest		306	52
Gross profit		5,368	3,522
Net gain from fair value adjustment of investment properties		15,767	3,409
Gain from disposal of farmlands		1	-
General and administrative expenses	23	(1,421)	(903)
Selling expenses	23	(1,663)	(1,139)
Other operating results, net	24	456	110
Management fees		(228)	(30)
Profit from operations		18,280	4,969
Share of profit of associates and joint ventures	7	445	384
Profit before financial results and income tax		18,725	5,353
Finance income	25	2,124	345
Finance cost	25	(19,528)	(5,203)
Other financial results	25	7,020	319
Financial results, net	25	(10,384)	(4,539)
Profit before income tax		8,341	814
Income tax	20	(856)	(1,137)
Profit / (loss) for the period from continuing operations		7,485	(323)
(Loss) / profit for the period from discontinued operations	31	(46)	351
Profit for the period		7,439	28

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		16,550	(109)
Share of other comprehensive income loss of associates and joint ventures		4,353	-
Change in the fair value of hedging instruments net of income taxes		1	-
Other comprehensive income / (loss) for the period from continuing operations		20,904	(109)
Other comprehensive income / (loss) for the period from discontinued operations		674	(4)
Total other comprehensive income / (loss) for the period		21,578	(113)
Total comprehensive income / (loss) for the period		29,017	(85)
Total comprehensive income / (loss) from continuing operations		28,389	(432)
Total comprehensive income from discontinued operations		628	347
Total comprehensive income / (loss) from the period		29,017	(85)
Profit / (loss) for the period attributable to:
Equity holders of the parent		2,057	221
Non-controlling interest		5,382	(193)
Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		2,082	93
Non-controlling interest		5,403	(416)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		6,479	214
Non-controlling interest		22,538	(299)
Profit for the period per share attributable to equity holders of the parent:
Basic		4.291	0.443
Diluted		4.096	0.441
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		4.343	0.276
Diluted		4.148	0.274

The accompanying notes are an integral part of these Financial Statements

PRICE WATERHOUSE & CO. S.R.L. (Socio))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	65	659	21	113	1,516	3,334	14,715	20,925	54,396	75,321
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(47)	(47)	(29)	(76)
Adjusted balance as of June 30, 2018	482	20	65	659	21	113	1,516	3,334	14,668	20,878	54,367	75,245

Profit for the period	-	-	-	-	-	-	-	-	2,057	2,057	5,382	7,439
Other comprehensive income for the period	-	-	-	-	-	-	-	4,422	-	4,422	17,156	21,578
Total comprehensive profit for the period	-	-	-	-	-	-	-	4,422	2,057	6,479	22,538	29,017
Reversal by sale of investment properties	-	-	-	-	-	-	-	(11)	11	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	-	-	-	4	4
Acquisition of treasury stock	(3)	3	-	-	-	-	-	(138)	-	(138)	-	(138)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(205)	(205)
Changes in non-controlling interest	-	-	-	-	-	-	-	6	-	6	(229)	(223)
Balance as of September 30, 2018	479	23	65	659	21	113	1,516	7,613	16,736	27,225	76,475	103,700

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended September 30, 2018 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for new developments	Reserve for defined benefit plans	Hedging instruments	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2018	(785)	(1,450)	93	4,005	108	1,371	(65)	8	24	25	3,334
Other comprehensive income for the period	-	-	287	4,125	2	-	8	-	-	-	4,422
Total comprehensive profit for the period	-	-	287	4,125	2	-	8	-	-	-	4,422
Reversal by sale of investment properties	-	-	(11)	-	-	-	-	-	-	-	(11)
Acquisition of treasury stock	(138)	-	-	-	-	-	-	-	-	-	(138)
Changes in interest in subsidiaries	-	6	-	-	-	-	-	-	-	-	6
Balance as of September 30, 2018	(923)	(1,444)	369	8,130	110	1,371	(57)	8	24	25	7,613

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,516	2,496	11,064	16,405	32,768	49,173
Profit / (loss) for the period	-	-	-	-	-	-	-	-	221	221	(193)	28
Other comprehensive loss for the period	-	-	-	-	-	-	-	(7)	-	(7)	(106)	(113)
Total comprehensive profit / (loss) for the period	-	-	-	-	-	-	-	(7)	221	214	(299)	(85)
Reserve shared-based compensation	-	-	-	-	-	-	-	1	-	1	16	17
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(20)	-	(20)	(36)	(56)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	1	1
Issuance of capital	-	-	-	-	-	-	-	-	-	-	2	2
Balance as of September 30, 2017	499	3	65	659	20	83	1,516	2,470	11,285	16,600	32,441	49,041

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended September 30, 2017 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for future dividends	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2017	(24)	243	2,123	103	(10)	11	25	25	2,496
Other comprehensive income / (loss) for the period	-	-	20	-	(25)	(2)	-	-	(7)
Total comprehensive profit / (loss) for the period	-	-	20	-	(25)	(2)	-	-	(7)
Reserve for share-based payments	-	-	-	1	-	-	-	-	1
Changes in interest in subsidiaries	-	(20)	-	-	-	-	-	-	(20)
Balance as of September 30, 2017	(24)	223	2,143	104	(35)	9	25	25	2,470

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Operating activities:
Net cash generated from operating activities before income tax paid	16	1,266	2,205
Income tax paid		(58)	(155)
Net cash generated from continuing operating activities		1,208	2,050
Net cash generated from discontinued operating activities		191	400
Net cash generated from operating activities		1,399	2,450
Investing activities:
Increase of interest in associates and joint ventures		(49)	(30)
Capital contributions to associates and joint ventures		(31)	-
Proceeds from liquidation of associate		(5)	-
Acquisition, improvements and advance payments for the development of investment properties		(1,172)	(621)
Cash incorporated by deconsolidation of subsidiary		33	-
Advanced proceeds from sales of farmlands		-	69
Proceeds from sales of farmlands		-	6
Proceeds from sales of investment properties		7	26
Acquisitions and improvements of property, plant and equipment		(641)	(835)
Proceeds from sales of property, plant and equipment		1	-
Advance payments		(16)	(110)
Acquisition of intangible assets		(433)	(114)
Net increase of restricted deposits		(182)	(223)
Dividends collected from associates and joint ventures		90	-
Proceeds from sale of equity interest in associates and joint ventures		389	-
Proceeds from loans granted		57	-
Acquisition of investments in financial assets		(5,005)	(6,913)
Proceeds from disposal of investments in financial assets		7,573	3,722
Interest received from financial assets		183	54
Dividends received		125	98
Loans granted to related parties		-	(229)
Loans		-	(88)
Net cash generated from (used in) continuing investing activities		924	(5,188)
Net cash used in discontinued investing activities		(119)	(379)
Net cash generated from (used in) investing activities		805	(5,567)
Financing activities:
Borrowings and issuance of non-convertible notes		14,408	15,116
Payment of borrowings and non-convertible notes		(3,153)	(11,243)
Obtaining of short term loans, net		3,095	71
Interest paid		(1,740)	(1,625)
Issuance of capital in subsidiaries		-	276
Repurchase of non-convertible notes		(634)	-
Capital contributions from non-controlling interest in subsidiaries		-	129
Acquisition of non-controlling interest in subsidiaries		(227)	(48)
Proceeds from sales of non-controlling interest in subsidiaries		7	18
Loans received from associates and joint ventures, net		53	-
Dividends paid to non-controlling interest in subsidiaries		(220)	-
Payment of seller financing		(1)	1
Dividends paid		-	(130)
Proceeds from derivative financial instruments, net		147	17
Net cash generated from continuing financing activities		11,735	2,582
Net cash generated from discontinued financing activities		99	1,463
Net cash generated from financing activities		11,834	4,045
Net Increase (decrease) in cash and cash equivalents from continuing activities		13,867	(556)
Net increase in cash and cash equivalents from discontinued activities		171	1,484
Net increase in cash and cash equivalents		14,038	928
Cash and cash equivalents at beginning of the period	14	38,650	23,879
Cash and cash equivalents reclassified to held for sale		(184)	1,488
Foreign exchange gain on cash and changes in fair value of cash equivalents		19,230	94
Cash and cash equivalents at the end of the period		71,734	26,389

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on November 9, 2018.

As of September 30, 2018, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

 (i)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(ii)
The results are included in discontinued operations, due to the loss of control in June 2018 (see Note 4.(l) to the Annual Financial Statements).
(iii)
Disclosed as financial assets held for sale.
(iv)
Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v)
See Note 4 to the Annual Financial Statements for more information about the change within the Operations Center in Israel.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The CNV, in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

Also, in Article 3 of the aforementioned CNV regulations, it is established that "The companies subject to the Commission's control cannot apply the method of restating financial statements in a homogeneous currency."

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Group’s management has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N ° 622/13 has been included. Such information is included in a note to these financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina has a high inflation economy starting July 1, 2018. In turn, on July 24, 2018, the FACPCE, issued a communication confirming the aforementioned. However, it must be taken into account that, at the time of issuance of these financial statements, National Executive Decree 664/03 is in force, which does not allow the presentation of restated financial statements before the CNV. Therefore, given this decree, and the regulatory framework of the CNV, the Group's management has not applied IAS 29 in the preparation of these Financial Statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2.2 to those Financial Statements except for what it’s mentioned in Note 2.1 to the present Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the cumulative effect approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the period, and the comparative figures have not been modified due to this adoption.

The main changes are the following:

●
IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1)
Identifying the contract with the customer.
2)
Identifying separate performance obligations in the contract.
3)
Determining the transaction price.
4)
Allocating the transaction price to separate performance obligations.
5)
Recognizing revenue when the performance obligations are satisfied.

●
IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

The effect on the income statement for the three-month period ended September 30, 2018 for the first implementation of IFRS 15 is as follows:

	Three months
	09.30.18
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	12,718	437	13,155
Costs	(8,068)	(354)	(8,422)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	329	-	329
Changes in the net realizable value of agricultural products after harvest	306	-	306
Gross profit	5,285	83	5,368
Net gain from fair value adjustment of investment properties	15,767	-	15,767
Gain from disposal of farmlands	1	-	1
General and administrative expenses	(1,421)	-	(1,421)
Selling expenses	(1,867)	204	(1,663)
Other operating results, net	456	-	456
Management fees	(228)	-	(228)
Profit from operations	17,993	287	18,280
Share of profit of associates and joint ventures	425	20	445
Profit from operations before financing and taxation	18,418	307	18,725
Finance income	2,124	-	2,124
Finance cost (i)	(19,535)	7	(19,528)
Other financial results	7,020	-	7,020
Financial results, net	(10,391)	7	(10,384)
Income before income tax	8,027	314	8,341
Income tax	(793)	(63)	(856)
Income for the period from continuing operations	7,234	251	7,485
Loss for the period from discontinued operations	(46)	-	(46)
Profit for the period	7,188	251	7,439

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	07.01.18
	Implementation of IFRS 15	Implementation of IFRS 9	Total
ASSETS
Non-current assets
Trading properties	(3,339)	-	(3,339)
Investment in associates and joint ventures	94	(85)	9
Deferred income tax assets	(95)	-	(95)
Trade and other receivables	497	(63)	434
Total non-current assets	(2,843)	(148)	(2,991)
Current assets
Trading properties	(734)	-	(734)
Groups of assets held for sale	292	39	331
Total current assets	(442)	39	(403)
TOTAL ASSETS	(3,285)	(109)	(3,394)
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)	51	(98)	(47)
Non-controlling interest	155	(184)	(29)
TOTAL SHAREHOLDERS' EQUITY	206	(282)	(76)
LIABILITIES
Non-current liabilities
Trade and other payables	-	197	197
Income tax and minimum presumed income tax liabilities	(60)	(79)	(139)
Borrowings	(1,561)	-	(1,561)
Total non-current liabilities	(1,621)	118	(1,503)
Current liabilities
Trade and other payables	(1,870)	-	(1,870)
Income tax and minimum presumed income tax liabilities	-	55	55
Total Current liabilities	(1,870)	55	(1,815)
TOTAL LIABILITIES	(3,491)	173	(3,318)
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	(3,285)	(109)	(3,394)

2.3
Comparability of information

Balance items as of June 30, 2018 and September 30, 2017 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period. Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Shufersal. See note 4.(l) to Annual Financial Statements.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2018 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2018, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of Jatobá

On June 13, 2018, the Group, through its subsidiary Brasilagro, entered into an agreement to sell a total area of 9,784 hectares (7,485 hectares of agricultural land) from Jatobá Establishment, a rural property located in the municipality of Jaborandi.

On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, for an amount of Ps. 156, in accordance with the conditions set in the contract, obtaining the deed and enabling the accounting recognition of the income by the Group, for the value of 285 bags per useful hectare, equivalent to Ps. 916. The outstanding amount will be paid in six annual installments.

Urban properties and investments business

Operations Center in Israel

Possible sale of a subsidiary of IDB Tourism

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 295 as of the date of issuance of these financial statements). The closing of the transaction is expected by November 30, 2018. This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to complete before June 2019.

Partial sale of Clal

On August 30, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction in the same conditions that applied to the swap transactions performed in the preceding months of May and August 2017, January and May 2018 described in Note 4 to the Annual Consolidated Financial Statements. The consideration was set at an amount of approximately NIS 173 million (equivalent to approximately Ps. 1,766 as of the transaction date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 739 as of the date of issuance of these financial statements).

Interest increase in DIC

On July 5, 2018 Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 (equivalent to Ps. 227 as of that date), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps. 7.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, except for what is mentioned in Note 6, (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each business and operation center. Also, as described in Note 4.(l) to the Annual Financial Statements, the Group lost control of Shufersal as of June 30, 2018 and has reclassified its results to discontinued operations. Segment information for the period ended September 30, 2017 has been recast for the purposes of comparability with the present period

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended September 30, 2018 and 2017:

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended September 30, 2018:

	09.30.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	2,390	1,647	8,728	10,375	12,765	(12)	467	(65)	13,155
Costs	(1,942)	(327)	(5,718)	(6,045)	(7,987)	7	(481)	39	(8,422)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	308	-	-	-	308	-	-	21	329
Changes in the net realizable value of agricultural products after harvest	306	-	-	-	306	-	-	-	306
Gross profit	1,062	1,320	3,010	4,330	5,392	(5)	(14)	(5)	5,368
Gain from disposal of farmlands	1	-	-	-	1	-	-	-	1
Net gain / (loss) from fair value adjustment of investment properties	2	16,470	(7)	16,463	16,465	(698)	-	-	15,767
General and administrative expenses	(180)	(280)	(967)	(1,247)	(1,427)	2	-	4	(1,421)
Selling expenses	(180)	(174)	(1,311)	(1,485)	(1,665)	1	-	1	(1,663)
Other operating results, net	134	(18)	336	318	452	4	-	-	456
Management fees	-	-	-	-	-	-	(228)	-	(228)
Profit from operations	839	17,318	1,061	18,379	19,218	(696)	(242)	-	18,280
Share profit / (loss) of associates and joint ventures	9	128	(218)	(90)	(81)	526	-	-	445
Segment profit	848	17,446	843	18,289	19,137	(170)	(242)	-	18,725

Reportable assets	15,698	82,794	386,351	469,145	484,843	(513)	-	29,785	514,115
Reportable liabilities	-	-	(326,598)	(326,598)	(326,598)	-	-	(83,817)	(410,415)
Net reportable assets	15,698	82,794	59,753	142,547	158,245	(513)	-	(54,032)	103,700

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended September 30, 2017:

	09.30.17
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	1,499	1,219	5,412	6,631	8,130	(11)	411	(38)	8,492
Costs	(1,197)	(249)	(3,251)	(3,500)	(4,697)	5	(417)	12	(5,097)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	52	-	-	-	52	1	-	22	75
Changes in the net realizable value of agricultural products after harvest	52	-	-	-	52	-	-	-	52
Gross profit	406	970	2,161	3,131	3,537	(5)	(6)	(4)	3,522
Net gain from fair value adjustment of investment properties	52	2,518	878	3,396	3,448	(39)	-	-	3,409
General and administrative expenses	(109)	(192)	(617)	(809)	(918)	12	-	3	(903)
Selling expenses	(152)	(93)	(896)	(989)	(1,141)	1	-	1	(1,139)
Other operating results, net	7	(28)	115	87	94	16	-	-	110
Management fees	-	-	-	-	-	-	(30)	-	(30)
Profit from operations	204	3,175	1,641	4,816	5,020	(15)	(36)	-	4,969
Share (loss) / profit of associates and joint ventures	(5)	487	(106)	381	376	8	-	-	384
Segment profit	199	3,662	1,535	5,197	5,396	(7)	(36)	-	5,353

Reportable assets	7,545	48,157	180,774	228,931	236,476	(623)	-	14,457	250,310
Reportable liabilities	-	-	(159,846)	(159,846)	(159,846)	-	-	(41,423)	(201,269)
Net reportable assets	7,545	48,157	20,928	69,085	76,630	(623)	-	(26,966)	49,041

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (14) and Ps. (6) corresponding to Expenses and FPC and Ps. (228) and Ps. (30) to management fees, as of September 30, 2018 and 2017, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 3,621 as of September 30, 2018.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	09.30.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	1,380	-	-	1,010	2,390
Costs	(1,206)	(3)	-	(733)	(1,942)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	305	-	-	3	308
Changes in the net realizable value of agricultural products after harvest	306	-	-	-	306
Gross profit / (loss)	785	(3)	-	280	1,062
Gain from disposal of farmlands	-	1	-	-	1
Net gain from fair value adjustment of investment properties	-	2	-	-	2
General and administrative expenses	(118)	-	(30)	(32)	(180)
Selling expenses	(104)	-	-	(76)	(180)
Other operating results, net	132	-	-	2	134
Profit / (loss) from operations	695	-	(30)	174	839
Share of profit of associates and joint ventures	6	-	-	3	9
Segment profit / (loss)	701	-	(30)	177	848

Investment properties	2,046	-	-	-	2,046
Property, plant and equipment	8,704	21	-	143	8,868
Investments in associates	67	-	-	55	122
Other reportable assets	3,753	-	-	909	4,662
Reportable assets	14,570	21	-	1,107	15,698

	09.30.17
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	924	-	-	575	1,499
Costs	(684)	(4)	-	(509)	(1,197)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	52	-	-	-	52
Changes in the net realizable value of agricultural products after harvest	52	-	-	-	52
Gross profit / (loss)	344	(4)	-	66	406
Net gain from fair value adjustment of investment properties	-	52	-	-	52
General and administrative expenses	(72)	-	(17)	(20)	(109)
Selling expenses	(115)	-	-	(37)	(152)
Other operating results, net	5	-	-	2	7
Profit / (loss) from operations	162	48	(17)	11	204
Share of loss of associates and joint ventures	(2)	-	-	(3)	(5)
Segment profit / (loss)	160	48	(17)	8	199

Investment properties	416	-	-	-	416
Property, plant and equipment	4,853	15	-	104	4,972
Investments in associates	38	-	-	1	39
Other reportable assets	1,773	-	-	345	2,118
Reportable assets	7,080	15	-	450	7,545

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	09.30.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,039	212	25	352	-	-	19	1,647
Costs	(96)	(12)	(13)	(185)	-	-	(21)	(327)
Gross profit / (loss)	943	200	12	167	-	-	(2)	1,320
Net gain from fair value adjustment of investment properties	3,694	8,425	4,318	-	-	-	33	16,470
General and administrative expenses	(115)	(28)	(22)	(54)	(11)	(40)	(10)	(280)
Selling expenses	(96)	(12)	(20)	(43)	-	-	(3)	(174)
Other operating results, net	(28)	(4)	(8)	14	2	-	6	(18)
Profit / (Loss) from operations	4,398	8,581	4,280	84	(9)	(40)	24	17,318
Share of profit / (loss) of associates and joint ventures	-	-	15	-	(70)	-	183	128
Segment profit / (loss)	4,398	8,581	4,295	84	(79)	(40)	207	17,446

Investment and trading properties	44,273	21,507	15,397	-	73	-	222	81,472
Property, plant and equipment	67	37	-	174	127	-	433	838
Investment in associates and joint ventures	-	-	178	-	(2,597)	-	2,693	274
Other reportable assets	35	17	46	12	-	-	100	210
Reportable assets	44,375	21,561	15,621	186	(2,397)	-	3,448	82,794

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

 For the three-month period ended September 30, 2018, the net gain from fair value adjustment of investment property amounted to Ps. 16,470, and it was generated by:

Shopping Malls Segment

The net result of shopping malls was Ps. 3,694 during the current period, mainly as a result of the update of the macroeconomic inputs with respect to those used as of June 30, 2018, with the effects of each input being detailed below:
a)
an increase of 26 basis points in the discount rate, representing a decrease of Ps. 1,164 in the value of shopping Malls;
b)
an increase in the projected cash flows generated by the update of the projected inflation rates, representing an increase of Ps. 2,401 in the value of the shopping malls;
c)
a net increase of Ps. 1,767, generated by the update of the future exchange rates used for the dollar conversion of the projected cash flows (Ps. 11,027 - loss) and for the conversion of the present value of the projected cash flows at the effective exchange rate for the period end (Ps. 12,794 - gain).

Offices, Sales and developments and Others Segments

The net result of the properties included in the present segments was Ps. 9,247, mainly generated by the depreciation of 43% of the Argentine peso and by the upkeep of the reference values in dollars of the square meters of the market comparable. Additionally, during the current period, a gain of Ps. 3,529 was recognized as a result of the fair value measurement of the Dot Zetta development given the fact that it has reached a development stage in which its fair value is reliable measurable.

	09.30.17
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	850	121	33	214	-	-	1	1,219
Costs	(85)	(6)	(10)	(147)	-	-	(1)	(249)
Gross profit	765	115	23	67	-	-	-	970
Net gain from fair value adjustment of investment properties	2,044	266	198	-	-	-	10	2,518
General and administrative expenses	(66)	(21)	(19)	(39)	(15)	(28)	(4)	(192)
Selling expenses	(49)	(10)	(5)	(29)	-	-	-	(93)
Other operating results, net	(9)	(2)	(18)	(2)	(3)	-	6	(28)
Profit / (Loss) from operations	2,685	348	179	(3)	(18)	(28)	12	3,175
Share of profit of associates and joint ventures	-	12	2	-	113	-	360	487
Segment profit / (loss)	2,685	360	181	(3)	95	(28)	372	3,662

Investment and trading properties	30,912	7,703	5,554	-	-	-	257	44,426
Property, plant and equipment	57	45	-	170	54	-	-	326
Investment in associates and joint ventures	-	-	141	-	705	-	2,426	3,272
Other reportable assets	34	18	44	11	-	-	26	133
Reportable assets	31,003	7,766	5,739	181	759	-	2,709	48,157

For the three-month period ended September 30, 2017, the net gain from fair value adjustment of investment property amounted to Ps. 2,518, and it was generated by:

Shopping Malls Segment

The net result of the shopping malls was Ps. 2,044 during the current period, mainly as a result of the update of the macroeconomic inputs with respect to those used as of June 30, 2017, with the effects of each input being detailed below:
a)
a decrease of 25 basis points in the discount rate, representing an increase of Ps. 1,154 in the value of shopping Malls;
b)
a decrease in the projected cash flows generated by the update of the projected inflation rates, representing a decrease of Ps. 1,305 in the value of the shopping malls;
c)
a net increase of Ps. 2,190, generated by the update of the future exchange rates used for the dollar conversion of the projected cash flows (Ps. 984 - gain) and for the conversion of the present value of the projected cash flows at the effective exchange rate for the period end (Ps. 12,794 - gain).

Offices, Sales and developments and Others Segments

The net result of the properties included in the present segments was Ps. 474, mainly generated by the depreciation of 4% of the Argentine peso.

Below is a summarized analysis of the lines of business of Group’s operations center in Israel:

	09.30.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	2,332	-	6,205	-	-	191	8,728
Costs	(1,041)	-	(4,558)	-	-	(119)	(5,718)
Gross profit / (loss)	1,291	-	1,647	-	-	72	3,010
Net loss from fair value adjustment of investment properties	(7)	-	-	-	-	-	(7)
General and administrative expenses	(119)	-	(553)	-	(117)	(178)	(967)
Selling expenses	(40)	-	(1,225)	-	-	(46)	(1,311)
Other operating results, net	-	-	-	-	-	336	336
Profit / (Loss) from operations	1,125	-	(131)	-	(117)	184	1,061
Share of loss of associates and joint ventures	(119)	-	-	-	-	(99)	(218)
Segment profit / (loss)	1,006	-	(131)	-	(117)	85	843

Reportable assets	203,487	19,739	74,904	23,666	41,838	22,717	386,351
Reportable liabilities	(160,228)	-	(58,230)	-	(99,330)	(8,810)	(326,598)
Net reportable assets	43,259	19,739	16,674	23,666	(57,492)	13,907	59,753

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	09.30.17
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	997	-	4,226	-	-	189	5,412
Costs	(250)	-	(2,991)	-	-	(10)	(3,251)
Gross profit	747	-	1,235	-	-	179	2,161
Net gain from fair value adjustment of investment properties	878	-	-	-	-	-	878
General and administrative expenses	(83)	-	(382)	-	(59)	(93)	(617)
Selling expenses	(26)	-	(826)	-	-	(44)	(896)
Other operating results, net	22	-	145	-	-	(52)	115
Profit / (Loss) from operations	1,538	-	172	-	(59)	(10)	1,641
Share of (loss) / profit of associates and joint ventures	(211)	-	-	-	-	105	(106)
Segment profit / (loss)	1,327	-	172	-	(59)	95	1,535

Reportable assets	83,752	37,486	32,601	8,652	11,228	7,055	180,774
Reportable liabilities	(66,424)	(26,196)	(25,996)	-	(35,869)	(5,361)	(159,846)
Net reportable assets	17,328	11,290	6,605	8,652	(24,641)	1,694	20,928

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	09.30.18	06.30.18
Beginning of the period / year	22,295	8,155
Adjustment previous periods (IFRS 9 and 15)	9	-
Increase in equity interest in associates and joint ventures	53	(392)
Issuance of capital and contributions	30	187
Capital reduction	-	(284)
Decrease of interest in associates	-	(339)
Share of profit / (loss)	445	(583)
Transfer to borrowings to associates	-	(190)
Currency translation adjustment	7,894	3,426
Incorporation of deconsolidated subsidiary, net	-	12,763
Dividends (i)	(90)	(349)
Liquidation distribution	-	(72)
Reclassification to held for sale	-	(44)
Others	-	17
End of the period / year (ii)	30,636	22,295

(i)
See Note 26.
(ii)
As of September 30, 2018 and June 30, 2017 includes Ps. (3,621) and Ps. (2,452) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 18).

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	09.30.18	06.30.18	09.30.18	06.30.18	09.30.18	09.30.17
Associates
New Lipstick (1)	49.90%	49.90%	(3,621)	(2,452)	(1,168)	111
BHSA	29.91%	29.91%	2,343	2,250	160	371
Condor	18.90%	18.90%	1,000	696	322	30
PBEL	45.40%	45.40%	1,555	1,049	506	(60)
Shufersal	33.57%	33.56%	19,739	12,763	6,018	-
Other associates	-	-	2,362	2,706	492	(61)

Joint ventures
Quality	50.00%	50.00%	1,519	1,062	449	17
La Rural S.A.	50.00%	50.00%	116	94	22	11
Mehadrin	45.41%	45.41%	2,963	2,272	730	(67)
Cresca S.A.	50.00%	50.00%	1	1	-	9
Other joint ventures	-	-	2,659	1,854	808	4
Total associates and joint ventures			30,636	22,295	8,339	365

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
Associates
New Lipstick (1)	U.S.	Real estate	N/A	N/A	(*) (8)	(*) (186)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 2,238	(***) 8,719
Condor	U.S.	Hotel	2,245,100	N/A	(*) 6	(*) 105
PBEL	India	Real estate	450	(**) 1	(**) (4)	(**) (491)
Shufersal	Israel	Retail	79,282,087	(**) 242	(**) 85	(**) 1,827

Joint ventures
Quality	Argentina	Real estate	120,827,022	242	898	3,031
La Rural S.A.	Argentina	Organization of events	714,498	1	49	195
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (39)	N/A

(1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

 (*)
 Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
  Amounts in millions of NIS.
(***)
Information as of June 30, 2018 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, preliminary figures as of September 30, 2018 with the necessary IFRS adjustments have been considered.

Puerto Retiro (joint venture)

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

The Company was involved in a judicial bankruptcy action brought by the National Government, to which this Board of Directors is totally alien. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. The dictation of the sentence is expected. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 11, 2018. From that moment, all the parties will be able to file the appeals. Although there are solid arguments to try to refute the disposed seizure, this can be affirmed with a greater degree of certainty after the publications of the fundamentals of the ruling, at this time only the resolute part of this ruling is known.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Oral Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out the closing of the property that was subject to lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Our legal counsel considers that there is a chance of success of the defense of Puerto Retiro, always taking into account that this is a complex issue subject to more than one interpretation by legal scholars and case law.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Total as of 09.30.18	Total as of 06.30.18
Fair value at the beginning of the period / year	923	141,182	12,608	8,797	163,510	100,189
Additions	-	246	218	497	961	3,289
Capitalized finance costs	-	-	-	23	23	82
Capitalized leasing costs	-	2	-	-	2	18
Amortization of capitalized leasing costs (i)	-	(2)	-	-	(2)	(5)
Transfers	-	464	(105)	(359)	-	-
Transfers to property, plant and equipment	-	(443)	-	-	(443)	(21)
Transfers from property, plant and equipment (ii)	1,543	-	-	-	1,543	1,980
Transfers to / from trading properties	-	-	(53)	59	6	353
Transfers to assets held for sale	-	-	-	-	-	(521)
Assets incorporated by business combination	-	-	-	-	-	107
Deconsolidation	-	-	-	-	-	(4,489)
Disposals	(861)	(5)	-	-	(866)	(571)
Currency translation adjustment	439	41,790	1,755	2,486	46,470	40,306
Net gain from fair value adjustment	2	7,839	3,798	4,128	15,767	22,793
Fair value at the end of the period / year	2,046	191,073	18,221	15,631	226,971	163,510

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 23).
(ii)
As of September 30, 2018 and June 30, 2018 includes Ps. 1,299 and Ps. 336, respectively, corresponding to the difference between valuation at cost and fair value.

The following amounts have been recognized in the Statements of Income:

	09.30.18	09.30.17
Rental and services income	3,358	2,412
Direct operating expenses	(918)	(676)
Development expenses	(742)	(40)
Net realized gain from fair value adjustment of investment properties	749	24
Net unrealized gain from fair value adjustment of investment properties	15,018	3,385

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 09.30.18	Total as of 06.30.18
Costs	6,898	645	2,030	489	14,975	4,354	29,391	36,133
Accumulated depreciation	(491)	(120)	(751)	(175)	(5,357)	(1,851)	(8,745)	(4,983)
Net book amount at the beginning of the period / year	6,407	525	1,279	314	9,618	2,503	20,646	31,150

Additions	74	35	58	5	422	324	918	4,542
Disposals	(18)	-	(3)	-	(13)	(1)	(35)	(259)
Deconsolidation	-	-	-	-	-	-	-	(29,001)
Impairment / recovery	-	-	-	-	-	-	-	(69)
Assets incorporated by business combinations	-	-	-	-	-	-	-	1,118
Currency translation adjustment	1,631	157	421	118	4,218	1,155	7,700	18,502
Transfers from investment properties	-	-	1	9	-	433	443	8
Transfers to investment properties	(244)	-	-	-	-	-	(244)	(1,644)
Transfers	1	-	(1)	-	-	-	-	-
Depreciation charges (i)	(24)	(43)	(34)	(6)	(408)	(193)	(708)	(3,701)
Balances at the end of the period / year	7,827	674	1,721	440	13,837	4,221	28,720	20,646

Costs	8,341	836	2,681	639	22,248	7,139	41,884	29,391
Accumulated depreciation	(514)	(162)	(960)	(199)	(8,411)	(2,918)	(13,164)	(8,745)
Net book amount at the end of the period / year	7,827	674	1,721	440	13,837	4,221	28,720	20,646

(i)
Amortization charge was recognized in the amount of Ps. 573 and Ps. 1,771 under "Costs", in the amount of Ps. 51 and Ps. 185 under "General and administrative expenses" and Ps. 14 and Ps. 34 under "Selling expenses" as of September 30, 2018 and June 30, 2018, respectively, in the Statements of Income (Note 23). In addition, a charge of Ps. 1,539 was recognized under "Discontinued operations" as of June 30, 2018.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 09.30.18	Total as of 06.30.18
Beginning of the period / year	2,609	5,026	1,617	9,252	5,783
Adjustment previous periods (IFRS 15)	(757)	(3,316)	-	(4,073)	-
Additions	-	517	7	524	1,870
Capitalized finance costs	-	5	-	5	11
Currency translation adjustment	278	1,216	465	1,959	3,649
Transfers	-	244	(244)	-	-
Transfers from intangible assets	-	-	-	-	9
Transfers to investment properties	-	(6)	-	(6)	(353)
Disposals due to sales	(731)	-	-	(731)	(1,717)
Disposals due to advance in work in progress	-	(37)	-	(37)	-
End of the period / year	1,399	3,649	1,845	6,893	9,252

Non-current				3,188	6,020
Current				3,705	3,232
Total				6,893	9,252

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 09.30.18	Total as of 06.30.18
Costs	3,121	3,274	1,657	6,933	3,304	2,715	21,004	16,384
Accumulated amortization	-	(197)	(481)	(4,632)	(1,634)	(1,697)	(8,641)	(3,941)
Net book amount at the beginning of the period / year	3,121	3,077	1,176	2,301	1,670	1,018	12,363	12,443
Additions	-	-	-	-	176	218	394	652
Disposals	-	-	-	-	(7)	-	(7)	-
Deconsolidation	-	-	-	-	-	-	-	(7,108)
Transfers to trading properties	-	-	-	-	-	-	-	(9)
Assets incorporated by business combination	-	-	-	-	-	-	-	1,009
Currency translation adjustment	1,326	1,340	501	878	703	489	5,237	7,382
Amortization charges (i)	-	(13)	(20)	(198)	(144)	(139)	(514)	(2,006)
Balances at the end of the period / year	4,447	4,404	1,657	2,981	2,398	1,586	17,473	12,363

Costs	4,447	4,711	2,383	9,985	4,975	4,259	30,760	21,004
Accumulated amortization	-	(307)	(726)	(7,004)	(2,577)	(2,673)	(13,287)	(8,641)
Net book amount at the end of the period / year	4,447	4,404	1,657	2,981	2,398	1,586	17,473	12,363

(i)
Amortization charge was recognized in the amount of Ps. 152 and Ps. 489 under "Costs", in the amount of Ps. 138 and Ps. 339 under "General and administrative expenses" and Ps. 224 and Ps. 880 under "Selling expenses" as of September 30, 2018 and June 30, 2018, respectively in the Statements of Income (Note 23). In addition, a charge of Ps. 238 was recognized under "Discontinued operations" as of June 30, 2018.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 09.30.18	Total as of 06.30.18
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	59	264	451	973	57	9	1,813	1,230
Purchases	-	-	-	9	39	-	48	151
Changes by transformation	(32)	32	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	21	52	207	46	3	-	329	1,016
Decrease due to harvest	-	(377)	(626)	-	-	-	(1,003)	(3,181)
Sales	-	-	-	(59)	-	-	(59)	(355)
Consumes	-	-	-	-	(43)	-	(43)	(5)
Costs for the period / year	228	97	464	121	1	1	912	2,672
Addition	-	-	-	-	-	-	-	-
Foreign exchange gain	85	(10)	146	78	-	-	299	285
Balances at the end of the period / year	361	58	642	1,168	57	10	2,296	1,813
	-							-
Non-current (Production)	-	-	-	1,058	17	10	1,085	900
Current (Consumable)	361	58	642	110	40	-	1,211	913
Net book amount at the end of the period / year	361	58	642	1,168	57	10	2,296	1,813

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 50 and Ps. 71 for the three-month periods ended September 30, 2018 and for the fiscal year ended June 30, 2018, respectively; amounts of Ps. 87 and Ps. 81, was attributable to price changes, and amounts of Ps. (37) and Ps. (10), was attributable to physical changes, respectively.

During the three-month period ended September 30, 2018 and the year ended June 30, 2018 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 1,003 and Ps. 3,207 for the three-month period ended September 30, 2018 and the year ended June 30, 2018, respectively.

See information on valuation processes used by the entity in Note 13 to the Annual Financial Statements.

As of September 30, 2018 and June 30, 2018, the better and maximum use of biological assets shall not significantly differ from the current use.

13.
Inventories

Breakdown of Group’s inventories as of September 30, 2018 and June 30, 2018 are as follows:

	09.30.18	06.30.18
Crops	1,172	1,143
Materials and supplies	820	341
Seeds and fodders	252	145
Sugarcane	-	1
Beef	95	65
Agricultural inventories	2,339	1,695
Telephones and other communication equipment	840	592
Others	40	37
Total inventories	3,219	2,324

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
 Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2018 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	31,792	-	-	-	31,792	8,767	40,559
Investment in financial assets:
- Public companies’ securities	-	-	-	197	197	-	197
- Private companies’ securities	-	-	-	1,658	1,658	-	1,658
- Deposits	2,838	-	-	-	2,838	-	2,838
- Bonds	6	-	715	-	721	-	721
- Mutual funds	-	-	-	-	-	-	-
- Convertible Notes	-	-	-	1,093	1,093	-	1,093
- Investments in financial assets with quotation	-	31,473	-	-	31,473	-	31,473
Derivative financial instruments:
- Crops options contracts	-	144	-	-	144	-	144
- Crops futures contracts	-	65	-	-	65	-	65
- Foreign-currency options contracts	-	32	-	-	32	-	32
- Foreign-currency future contracts	-	-	78	-	78	-	78
- Swaps	-	-	-	-	-	-	-
- Others	-	-	11	-	11	-	11
Restricted assets (i)	9,192	-	-	-	9,192	-	9,192
Financial assets held for sale
- Clal	-	23,667	-	-	23,667	-	23,667
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	10,175	-	-	-	10,175	-	10,175
- Short-term bank in deposits	160	-	-	-	160	-	160
- Mutual funds	-	385	-	-	385	-	385
- Short-term investments	56,516	4,498	-	-	61,014	-	61,014
Total assets	110,679	60,264	804	2,948	174,695	8,767	183,462

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	18,799	-	-	-	18,799	4,520	23,319
Borrowings (excluding finance lease liabilities) (Note 19)	335,621	-	-	-	335,621	-	335,621
Finance lease obligations	210	-	-	-	210	-	210
Derivative financial instruments:
- Crops options contracts	-	6	-	-	6	-	6
- Crops futures contracts	-	54	-	-	54	-	54
- Foreign-currency options contracts	-	33	-	-	33	-	33
- Foreign-currency contracts	-	59	11	-	70	-	70
- Swaps	-	2	66	-	68	-	68
- Forwards	-	-	160	-	160	-	160
- Others	-	11	-	34	45	-	45
Total liabilities	354,630	165	237	34	355,066	4,520	359,586

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	21,096	-	-	-	21,096	6,078	27,174
Investment in financial assets:
- Public companies’ securities	-	-	-	135	135	-	135
- Private companies’ securities	-	-	-	1,168	1,168	-	1,168
- Deposits	1,397	-	-	-	1,397	-	1,397
- Bonds	10	-	505	-	515	-	515
- Mutual funds	-	-	-	-	-	-	-
- Convertible Notes	-	-	-	793	793	-	793
- Investments in financial assets with quotation	-	23,342	-	-	23,342	-	23,342
Derivative financial instruments:
- Crops options contracts	-	30	-	-	30	-	30
- Crops futures contracts	-	57	-	-	57	-	57
- Foreign-currency options contracts	-	11	-	-	11	-	11
- Foreign-currency future contracts	-	-	71	-	71	-	71
- Swaps	-	-	-	-	-	-	-
- Others	-	-	16	-	16	-	16
Restricted assets (i)	6,426	-	-	-	6,426	-	6,426
Financial assets held for sale
- Clal	-	12,254	-	-	12,254	-	12,254
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	6,834	-	-	-	6,834	-	6,834
- Short-term bank in deposits	350	-	-	-	350	-	350
- Mutual funds	-	353	-	-	353	-	353
- Short-term investments	28,334	2,779	-	-	31,113	-	31,113
Total assets	64,447	38,826	592	2,096	105,961	6,078	112,039

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	16,678	-	-	-	16,678	4,791	21,469
Borrowings (excluding finance lease liabilities) (Note 19)	219,375	-	-	-	219,375	-	219,375
Finance lease obligations	170	-	-	-	170	-	170
Derivative financial instruments:
- Crops options contracts	-	27	-	-	27	-	27
- Crops futures contracts	-	58	-	-	58	-	58
- Foreign-currency options contracts	-	18	-	-	18	-	18
- Foreign-currency contracts	-	45	8	-	53	-	53
- Swaps	-	1	47	-	48	-	48
- Forward contracts	-	-	118	-	118	-	118
- Others	-	8	-	24	32	-	32
Total liabilities	236,223	157	173	24	236,577	4,791	241,368

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 19). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2018.

As of September 30, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2018 and June 30, 2018:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Others	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Convertible Notes	Total as of 09.30.18	Total as of 06.30.18
Balances at beginning of the period / year	135	(24)	1,168	793	2,072	1,036
Additions and acquisitions	-	-	7	-	7	560
Transfer to level 1	-	-	-	-	-	(100)
Currency translation adjustment	59	(10)	523	93	665	553
Deconsolidation	-	-	-	-	-	(126)
Write off	-	-	-	-	-	(67)
Gain / (loss) for the period / year (i)	3	-	(40)	207	170	216
Balances at the end of the period / year	197	(34)	1,658	1,093	2,914	2,072

(i) Included within “Financial results, net” in the Statements of Income.

Clal

As mentioned in Note 15 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. Following completion of the transactions mentioned in Note 4 to these Financial Statements, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2018 and June 30, 2018 are as follows:

	09.30.18	06.30.18
Trade, leases and services receivable	26,636	16,935
Less: allowance for doubtful accounts	(1,797)	(837)
Total trade receivables	24,839	16,098
Prepayments	7,108	4,821
Borrowings, deposits and other debit balances	4,039	3,254
Guarantee deposits	240	164
Tax receivables	1,103	834
Others	1,433	1,166
Total other receivables	13,923	10,239
Total trade and other receivables	38,762	26,337

Non-current	14,040	9,129
Current	24,722	17,208
Total	38,762	26,337

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.18	06.30.18
Beginning of the period / year	837	336
Adjustments previous periods (IFRS 9)	117	-
Additions (i)	182	324
Recoveries (i)	(25)	(33)
Currency translation adjustment	706	626
Deconsolidation	-	(142)
Receivables written off during the period / year as uncollectable	(20)	(274)
End of the period / year	1,797	837

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 23).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2018 and 2017:

	Note	09.30.18	09.30.17
Profit for the period		7,439	28
Profit / (Loss) from discontinued operations		46	(351)
Adjustments for:
Income tax	20	856	1,137
Amortization and depreciation	23	1,154	866
Gain from disposal of farmlands		(1)	-
(Gain) / Loss from revaluation of receivables arising from the sale of farmland		(178)	(4)
Loss from disposal of property, plant and equipment		-	22
Changes in net realizable value of agricultural products after harvest		(306)	(52)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(416)	(103)
Net gain from fair value adjustment of investment properties		(15,767)	(3,409)
Share-based compensation		7	15
Impairment of other assets		92	-
Gain from disposal of intangible assets		(7)	-
Gain from disposal of subsidiary and associates		(408)	(136)
Gain from disposal of trading properties		(10)	-
Financial results, net		9,270	4,924
Provisions and previsions		335	76
Share of profit of associates and joint ventures	7	(445)	(384)
Release of intangible assets due to TGLT agreement		-	(7)
Unrealized gain from derivative financial instruments		(37)	(5)
Changes in fair value of financial assets		-	(12)
Loss from repurchase of Non-convertible Notes		(6)	8
Other operating results		-	(9)

Changes in operating assets and liabilities:
Decrease in biological assets		358	224
Decrease in inventories		(269)	(57)
Decrease in trading properties		121	99
Increase in restricted assets		(99)	-
Decrease / (Increase) in trade and other receivables		(501)	(460)
Decrease in derivative financial instruments		(6)	14
Decrease in trade and other payables		171	43
Increase in salaries and social security liabilities		(108)	(102)
(Decrease) / Increase in provisions and previsions		(19)	(160)
Net cash generated by continuing operating activities before income tax paid		1,266	2,205
Net cash generated by discontinued operating activities before income tax paid		191	400
Net cash generated by operating activities before income tax paid		1,457	2,605

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2018 and 2017:

	09.30.18	09.30.17
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	(4,125)	(20)
Increase in investments in intangible assets through an increase in trade and other payables	-	4
Increase in investment properties through an increase in trade and other payables	-	(66)
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(115)
Increase in property, plant and equipment through an increase of trade and other payables	-	135
Decrease of treasury shares	23	-
Dividends distribution to non-controlling shareholders not yet paid	5	-
Changes in non-controlling interest through a decrease in trade and other receivables	42	-
Increase in property, plant and equipment through a business combination	6	-
Increase in property, plant and equipment through an increase in trade and other payables	507	-
Increase in intangible assets through an increase in trade and other payables	237	-

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Trade and other payables

Group’s trade and other payables as of September 30, 2018 and June 30, 2018 were as follows:

	09.30.18	06.30.18
Trade payables	11,567	10,455
Sales, rental and services payments received in advance	3,209	3,752
Construction obligations	1,385	1,475
Accrued invoices	1,437	1,353
Deferred income	51	37
Total trade payables	17,649	17,072
Dividends payable to non-controlling shareholders	136	123
Taxes payable	658	481
Construction obligations	602	521
Management fees	1,358	1,351
Others	2,916	1,921
Total other payables	5,670	4,397
Total trade and other payables	23,319	21,469

Non-current	2,325	3,577
Current	20,994	17,892
Total	23,319	21,469

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Onerous contracts	Other provisions	Total as of 09.30.18	Total as of 06.30.18
Beginning of period / year	1,052	2,452	163	1	958	4,626	1,849
Additions	106	89	-	-	46	241	2,706
Incorporated by business combination	-	-	-	-	-	-	10
Recovery	(17)	-	-	-	-	(17)	(422)
Deconsolidation	-	-	-	-	-	-	(447)
Currency translation adjustment	472	1,080	73	-	543	2,168	930
End of period / year	1,613	3,621	236	1	1,547	7,018	4,626

Non-current						5,475	3,567
Current						1,543	1,059
Total						7,018	4,626

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick with negative equity. Additions and recoveries are included in “Share of profit of associates and joint ventures”

There were no significant changes to the processes mentioned in Note 20 to the Annual Financial Statements.

19.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2018 and June 30, 2018 was as follows:

	Book value		Fair value
	09.30.18	06.30.18	09.30.18	06.30.18
NCN	274,289	177,980	265,587	189,949
Bank loans	55,047	36,552	53,854	37,153
Bank overdrafts	1,971	1,122	1,971	1,122
Other borrowings (i)	4,524	3,891	5,150	5,076
Total borrowings (ii)	335,831	219,545	326,562	233,300

Non-current	271,514	187,462
Current	64,317	32,083
Total	335,831	219,545

(i)
Includes finance leases in the amount of Ps. 210 and Ps. 170 as of September 30 and June 30, 2018, respectively.
(ii)
Includes Ps. 281,127 and Ps. 180,814 as of September 30 and June 30, 2018, respectively, corresponding to the Operations Center in Israel.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
Cellcom	SERIES K	Jul-18	NIS 220	07/05/2026	3.55% e.a.	Annual payments since 2021	annually	(1)
PBC	SERIES I	Jul-18	NIS 507	06/29/2029	3.95% e.a.	At expiration	quarterly	(1)
Gav - Yam	SERIES A	Jul-18	NIS 320	10/31/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES H	Sep-18	NIS 596	06/30/2034	2.55% e.a.	At expiration	annually	(1)

(1)
Corresponds to an expansion of the series.

IDBD

On August 9, 2018 the Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps 1,491 as of the date of issuance of these financial statements) which represents a 14.02% of the remaining amount of series M debentures.

20.
Taxes

The details of the Group’s income tax, is as follows:

	09.30.18	09.30.17
Current income tax	(323)	(194)
Deferred income tax	(533)	(943)
Income tax from continuing operations	(856)	(1,137)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2018 and 2017:

	09.30.18	09.30.17
Tax calculated at the tax rates applicable to profits in the respective countries (*)	(2,345)	(468)
Permanent differences:
Share of (loss) / profit of joint ventures and associates	197	58
Tax rate differential	370	-
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(654)	(809)
Non-taxable profit, non-deductible expenses and others	1,576	82
Income tax from continuing operations	(856)	(1,137)

(*) The Income Tax rate in effect in Argentina as of September 30, 2017 was 35%, while as of September 30, 2018 is 30%. See Note 20 to the Annual Financial Statements.

The gross movement in the deferred income tax account is as follows:

	09.30.18	06.30.18
Beginning of period / year	(24,884)	(21,494)
Adjustments previous periods (IFRS 9 and 15)	(44)	-
Incorporated by business combination	-	(13)
Deconsolidation	-	2,808
Currency translation adjustment	(5,504)	(6,174)
Revaluation surplus	(442)	-
Reserve for changes of non-controlling interest	-	(15)
Use of tax loss carry-forwards	-	(63)
Charged to the Statement of Income	(533)	67
End of the period / year	(31,407)	(24,884)

Deferred income tax assets	2,635	1,679
Deferred income tax liabilities	(34,042)	(26,563)
Deferred income tax liabilities, net	(31,407)	(24,884)

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Revenues

	09.30.18	09.30.17
Beef	688	441
Crops	709	443
Sugarcane	564	373
Cattle	31	42
Supplies	81	42
Dairy	-	19
Consignment	166	42
Advertising and brokerage fees	49	36
Agricultural rental and other services	7	4
Income from agricultural sales and services	2,295	1,442
Trading properties and developments	822	63
Communication services	4,631	3,224
Sale of communication equipment	1,574	1,059
Rental and services	3,351	2,408
Hotel operations, tourism services and others	482	296
Total revenues	13,155	8,492

22.
Costs

	09.30.18	09.30.17
Other operative costs	3	4
Cost of property operations	3	4
Beef	562	409
Crops	627	330
Sugarcane	510	292
Cattle	59	44
Supplies	51	38
Dairy	-	17
Consignment	15	7
Advertising and brokerage fees	33	22
Agricultural rental and other services	43	22
Costs of agricultural sales and services	1,900	1,181
Trading properties and developments	742	38
Communication services	3,406	2,306
Sale of communication equipment	1,153	716
Rental and services	914	630
Hotel operations, tourism services and others	304	222
Total costs	8,422	5,097

23.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 09.30.18	Total as of 09.30.17

Cost of sale of goods and services	-	1,904	-	-	1,904	823
Supplies and labors	688	606	-	3	1,297	892
Cost of sale of agricultural products and biological assets	(11)	965	-	-	954	407
Salaries, social security costs and other personnel expenses	56	884	600	615	2,155	1,402
Depreciation and amortization	70	727	189	238	1,224	916
Fees and payments for services	3	837	320	28	1,188	1,318
Maintenance, security, cleaning, repairs and others	14	544	91	43	692	444
Advertising and other selling expenses	-	63	1	265	329	340
Taxes, rates and contributions	5	109	17	110	241	161
Interaction and roaming expenses	-	652	-	-	652	-
Fees to other operators	-	870	-	-	870	-
Director's fees	-	-	78	-	78	59
Leases and service charges	1	25	4	45	75	71
Allowance for doubtful accounts, net	-	-	-	157	157	45
Freights	8	-	-	73	81	83
Bank commissions and expenses	-	22	8	2	32	10
Conditioning and clearance	-	-	-	22	22	22
Travel, library expenses and stationery	7	1	2	-	10	16
Other expenses	71	213	111	62	457	727
Total expenses by nature as of 09.30.18	912	8,422	1,421	1,663	12,418
Total expenses by nature as of 09.30.17	597	5,097	903	1,139		7,736

(i)
Includes Ps. 3 and Ps. 4 of other agricultural operating costs as of September 30, 2018 and 2017, respectively.

Véase nuestro informe de fecha 09/11/18

PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

24.
 Other operating results, net

	09.30.18	09.30.17
Gain from commodity derivative financial instruments	136	12
Gain from disposal of subsidiaries and associates (i)	408	136
Donations	(37)	(17)
Lawsuits and other contingencies	(12)	(10)
Others	(39)	(11)
Total other operating results, net	456	110

(i)
As of September 30, 2018 and 2017 includes the result from the sale of the Group’s equity interest in Cyber Secdo and Rimon, respectively.

25.
Financial results, net

	09.30.18	09.30.17
Financial income
Interest income	269	210
Foreign exchange gains	1,820	112
Dividends income	35	23
Total financial income	2,124	345
Financial costs
Interest expenses	(3,537)	(1,961)
Loss on debt swap	-	(2,228)
Foreign exchange losses	(15,833)	(864)
Other financial costs	(186)	(146)
Total financial costs	(19,556)	(5,199)
Capitalized finance costs	28	(4)
Total finance costs	(19,528)	(5,203)
Other financial results:
Fair value gains of financial assets and liabilities at fair value through profit or loss	6,922	316
Gain / (Loss) from repurchase of Non-convertible notes	6	(8)
(Loss) / Gain from derivative financial instruments (except commodities)	(86)	7
Gain on the revaluation of receivables arising from the sale of farmland	178	4
Total other financial results	7,020	319
Total financial results, net	(10,384)	(4,539)

26.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2018 and June 30, 2018:

Item	09.30.18	06.30.18
Trade and other receivables	1,091	768
Investments in financial assets	197	135
Trade and other payables	(1,555)	(1,467)
Borrowings	(12)	(10)
Total	(279)	(574)

Related party	09.30.18	06.30.18	Description of transaction
Agrofy S.A.	-	1	Other receivables
Agro Uranga S.A.	11	27	Sale of goods and / or services receivable
	(1)	(1)	Futures and options payable
Condor	197	135	Public companies securities
	14	-	Dividends receivable
	(14)	(11)	Other liabilities
New Lipstick LLC	10	7	Reimbursement of expenses receivable
	841	585	Loans granted
Manibil S.A.	53	72	Contributions in advance
Uranga Traiding S.A.	(11)	-	Purchase of goods and / or services payable
Other associates and joint ventures (i)	6	3	Leases and/or rights of use receivable
	-	(1)	Leases and/or rights of use to pay
	-	(3)	Purchase of goods and / or services payable
	1	1	Shared-based compensation receivable
	14	7	Loans granted
	(12)	(10)	Loans payable
	6	5	Reimbursement of expenses receivable
	(1)	(1)	Reimbursement of expenses payable
Total associates and joint ventures	1,114	816

Véase
nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	09.30.18	06.30.18	Description of transaction
CAMSA and its subsidiaries	(1,358)	(1,351)	Fees payable
	2	2	Reimbursement of expenses receivable
LRSA	2	29	Leases and/or rights of use receivable
	(1)	(1)	Reimbursement of expenses payable
	26	-	Reimbursement of expenses receivable
	18	-	Loans granted
	(2)	-	Fees payable
	-	7	Dividends receivable
IRSA Real Estate Strategies LP	-	19	Dividends receivable
	4	2	Reimbursement of expenses
Other related parties (ii)	(33)	(11)	Other liabilities
	82	-	Other receivables
	(1)	(2)	Legal services payable
	1	1	Leases and/or rights of use receivable
Total other related parties	(1,260)	(1,305)
Directors and Senior Management	(133)	(85)	Fees for services received
Total Directors and Senior Management	(133)	(85)
Total	(279)	(574)

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., BACS, Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

The following is a summary of the results with related parties for the three-month periods ended September 30, 2018 and 2017:

Related party	09.30.18	09.30.17	Description of transaction
Adama	-	-	Sale of goods and/or services
Agrofy S.A.	1	1	Management fees / Directory
	-	1	Financial operations
Agro-Uranga S.A.	-	2	Sale of goods and/or services
BACS	6	3	Leases and/or rights of use
	-	-	Financial operations
Condor	-	7	Financial operations
Tarshop S.A.	6	5	Leases and/or rights of use
ISPRO-MEHADRIN	-	31	Corporate services
	-	1	Management fees / Directory
Other associates and joint ventures	3	(1)	Leases and/or rights of use
	-	-	Management fees / Directory
	29	-	Corporate services
	4	-	Financial operations
Total associates and joint ventures	49	50
CAMSA and its subsidiaries	(228)	(30)	Management fee
	-	-	Leases and/or rights of use
Taaman	-	35	Corporate services
Willi-Food International Ltd.	-	70	Corporate services
Other related parties (i)	9	1	Leases and/or rights of use
	(3)	5	Fees and remunerations
	-	-	Corporate services
	(1)	(3)	Legal services
	8	-	Financial operations
	(3)	(4)	Donations
Total other related parties	(218)	74
IFISA	-	47	Financial operations
Total Parent Company	-	47
Directors	(5)	(5)	Compensation of Directors and senior management
	(55)	-	Fees and remunerations
Senior Management	(13)	(7)	Compensation of Directors and senior management
Total Directors and Senior Management	(73)	(12)
Total	(242)	159

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, TGLT, New Lipstick, BHN Vida S.A.and BHSA.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2018 and 2017:

Related party	09.30.18	09.30.17	Description of transaction
Uranga Trading S.A.	22	-	Irrevocable contributions
Quality	8	-	Irrevocable contributions
Total contributions	30	-
Agro-Uranga S.A.	-	4	Dividends received
Aviareps	-	28	Dividends received
Condor	17	11	Dividends received
Cyrsa S.A.	-	7	Dividends received
Emco	7	104	Dividends received
La Rural S.A.	-	9	Dividends received
Manaman	20	-	Dividends received
Mehadrin	46	27	Dividends received
Millenium	-	4	Dividends received
Total dividends received	90	194

27.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 - Financial instruments by category
Exhibit E - Provisions	Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 28 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 29 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Cost of goods sold and services provided

Description	Biological assets	Agricultural inventories	Rentals and other agricultural services	Subtotal agricultural sales and services	Trading properties and developments	Communication services	Telephones and communication equipment	Rental and services	Hotel operations, tourism services and others (i)	Total as of 09.30.18	Total as of 09.30.17
Inventories at the beginning of the period / year	1,030	1,695	-	2,725	9,252	-	592	-	37	12,606	11,579
Adjustment previous periods (IFRS 15)	-	-	-	-	(4,073)	-	-	-	-	(4,073)	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	49	152	-	201	-	-	-	-	-	201	143
Changes in the net realizable value of agricultural products after harvest	-	267	-	267	-	-	-	-	-	267	41
Additions	-	-	-	-	524	-	-	-	2	526	381
Capitalized finance costs	-	-	-	-	5	-	-	-	-	5	-
Currency translation adjustment	78	126	-	204	1,959	-	255	-	26	2,444	1,956
Acquisition for business combination	-	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	(6)	-	-	-	-	(6)	355
Harvest	-	825	-	825	-	-	-	-	-	825	582
Acquisitions and classifications	48	1,307	(4)	1,351	-	20	1,146	-	-	2,517	9,899
Consume	(43)	(359)	-	(402)	-	-	-	-	-	(402)	(226)
Disposals due to sales	-	-	-	-	-	-	-	-	-	-	-
Disposals due to advance in work in progress	-	-	-	-	(37)	-	-	-	-	(37)	-
Expenses incurred	122	76	95	293	11	3,386	-	914	2,143	6,747	3,206
Inventories at the end of the period / year	(1,225)	(2,339)	-	(3,564)	(6,893)	-	(840)	-	(40)	(11,337)	(11,806)
Cost as of 09.30.18	59	1,750	91	1,900	742	3,406	1,153	914	2,168	10,283	-
Cost as of 09.30.17	44	1,086	51	1,181	38	2,306	716	630	11,239	-	16,110

(i)
As of September 30, 2018, it includes costs for an amount of Ps. 1,864 that were exposed as discontinued operations. As of September 30, 2017, it includes costs in the amount of Ps. 11,017, of which Ps. 9,813 correspond to the cost of sale of goods sold by Shufersal, which were exposed as discontinued operations. See Note 31.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.18	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	75	41.05	3,074	74	28.75	2,115
Euros	3	47.62	138	5	33.54	178
Chilean Pesos	23	0.04	1	91	0.04	4
Trade and other receivables related parties
US Dollar	-	41.05	-	48	28.75	1,366
Total Trade and other receivables			3,213			3,663
Investment in financial assets
US Dollar	131	41.05	5,378	133	28.75	3,813
Pounds	1	53.49	52	1	37.90	39
Total Investment in financial assets			5,430			3,852
Derivative financial instruments
US Dollar	3	41.05	112	1	28.75	43
Total Derivative financial instruments			112			43
Cash and cash equivalents
US Dollar	282	41.05	11,571	280	28.75	8,057
Euros	2	47.62	95	2	33.54	66
Brazilian Reais	-	9.00	-	-	7.10	-
Chilean Pesos	23	0.04	1	23	0.04	1
Uruguayan pesos	1	1.23	1	-	0.91	-
Total Cash and cash equivalents			11,668			8,124

Liabilities
Trade and other payables
US Dollar	209	41.25	8,603	111	28.85	3,201
Euros	2	47.95	111	3	33.73	88
Chilean pesos	-	0.04	-	23	0.04	1
Trade and other payables related parties
US Dollar	-	41.25	-	(0)	28.85	(3)
Uruguayan pesos	192	1.25	239	-	0.92	-
Total Trade and other payables			8,953			3,287
Borrowings
US Dollar	1,254	41.25	51,725	1,245	28.85	35,928
Total Borrowings			51,725			35,928
Derivative financial instruments
US Dollar	2	41.25	77	(0)	28.85	(11)
Total Derivative financial instruments			77			(11)

(1)
  Exchange rates as of September 30, 2018 and June 30, 2018, respectively according to Banco Nación Argentina.
(2)
  Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
 The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

30.
Groups of assets and liabilities held for sale

As mentioned in Note 4 to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	09.30.18	06.30.18
Property, plant and equipment	4,075	2,698
Intangible assets	57	32
Investments in associates	91	47
Deferred income tax assets	148	103
Investment properties	749	521
Income tax credit	11	-
Trade and other receivables	2,985	1,444
Cash and cash equivalents	806	347
Total group of assets held for sale	8,922	5,192
Trade and other payables	3,995	1,957
Employee benefits	216	150
Deferred and current income tax liability	23	16
Borrowings	1,884	1,120
Total group of liabilities held for sale	6,118	3,243
Total net financial assets held for sale	2,804	1,949

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Results from discontinued operations

The results from operations of Shufersal for the period ended September 30, 2017 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	09.30.18	09.30.17
Revenues	1,970	14,544
Costs	(1,864)	(11,017)
Gross profit	106	3,527
Net gain from fair value adjustment of investment properties	-	44
General and administrative expenses	(86)	(259)
Selling expenses	(92)	(2,640)
Other operating results, net	(13)	(88)
(Loss) / Profit from operations	(85)	584
Share of profit of joint ventures and associates	6	14
(Loss) / Profit from operations before financing and taxation	(79)	598
Financial income	33	22
Finance costs	(20)	(177)
Other financial results	20	(4)
Financial results, net	33	(159)
(Loss) / Profit before income tax	(46)	439
Income tax	-	(88)
(Loss) / Profit for the period from discontinued operations	(46)	351

(Loss) / Profit for the period from discontinued operations attributable to:
Equity holders of the parent	(39)	131
Non-controlling interest	(7)	220

(Loss) / Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(0.05)	0.17
Diluted	(0.05)	0.17

As of September 30, 2017, Ps. 13,182 of the total revenues from discontinued operations and Ps 338 of the total profit from discontinued operations correspond to Shufersal.

32.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
Other relevant events of the period

Class action

On September 10, 2018 the Court issued an order granting IRSA and Cresud’s motion to dismiss the IRSA Class Action complaint in its entirety and entered final judgement in favor of the companies and against plaintiffs. On October 9, 2018, the IRSA Class Action Plaintiff field a notice of appeal to the United States Court of Appeals for the Second Circuit. Briefing and argument in this appeal will likely be completed in 2019. The Cresud Class Action Plaintiff field a document acknowledging that the Cresud Class Action complaint should be dismissed for the same reasons set forth in Court’s September 10, 2018 order, subject to a right of appeal. The Court has not entered final judgement in the Cresud Class Action yet.

The companies hold that such allegations are meritless and will continue making a strong defense in both actions. See Note 20 to de Annual Financial Statements.

34.
Subsequent events

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed with the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018 and thereafter (the "Applicant").

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, feels that it is unfounded.

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion had been filed, against the IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver, and in it, the court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and 73 million.

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person in DIC (potentially and effectively) even after the completion of the sale od DIC shares to DIL as described in Note 4 in the annual financial statements (the “transaction”) and that the controlling person of the IDBD (in his capacity as chairman of the board of directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Management feels that it is unfounded and that it will not change the fact that after the making of the Transaction, IDBD complies with the provisions of the Centralization Law, all as set forth in the Company's reports.

Sale of real estate

In October 2019, a wholly owned subsidiary of Ispro entered into an agreement for the sale of all its rights in real estate on an area of approximately 29 dunam, (equivalent to 1 hectare) on which 12.700 sq.m. of industrial buildings are being built in the northern industrial zone in Yavneh for NIS 86 million.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

CRESUD Shareholders’ Meeting

On October 29, 2018, the Ordinary and Extraordinary Shareholders' Meeting of Cresud was held, which has approved, among other things: (i) to assign the profit for the fiscal year ended June 30, 2018, which showed a profit of Ps. 4,983, to the constitution of a special reserve that may be used for the distribution of future dividends, to the development of projects and businesses aligned with the business plan of the Company or for the cancellation of assumed commitments, delegating on the board the implementation of the actions necessary for the application of the funds to any of said destinations; (ii) to assign the retained earnings for an amount of Ps. 9,646 million to the constitution of a special reserve that may be destined for future dividends, to the development of projects and businesses aligned with the business plan of the Company or for the cancellation of commitments assumed; (iii) the distribution of treasury shares for up to the sum of 20,656,215 shares, in the following way (a) the amount of 93,020 shares allocated to the company employees incentive plan (b) the amount of 20,563,195 to the shareholders in proportion to their stake; and (ii) amend articles eighth of the corporate statute (related to the issuance of shares), eleventh (referring to non-convertible notes) and twenty-second (related to the Audit Committee), to adapt it to the new legal dispositions.

Cresud – Non-convertible notes Class XXIV

On November 8, 2018, the Non-convertible notes Class XXIV were auctioned, within the framework of the Program approved by the Shareholders’ meeting for up to US $ 500 million. The liquidation will take place on November 14, 2018. The following were the results of the auction:

●
Non-convertible notes Class XXIV for an amount of nominal value US$ 73,605,400 maturing 24 months from the issuance date, integrated in dollars and / or in kind with the NCN Class XVI and payable in dollars, which accrue a fixed interest of 9.00% per annum, with interest payable quarterly. The capital will be amortized in a single installment at maturity.

Revaluation of the Argentine peso

As of the date of issuance of these Financial Statements, the argentine peso has suffered a revaluation against the US dollar and other currencies, close to 14.2%, which has an impact on the figures presented on these Financial Statements, mainly due to the exposure to the revaluation of our financial assets and liabilities nominated in foreign currency.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2018 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the three-month period ended September 30, 2018, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based in the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim consolidated financial statements, with the only exception of the application of International Accounting Standard No 29 (IAS 29), which was excluded by the accounting framework of the CNV.

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the accounting framework established by CNV.

Emphasis of Matter
Difference between the accounting framework of CNV and IFRS

Without qualifying our conclusion, we draw attention to Note 2.1 to the accompanying unaudited condensed interim consolidated financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and IFRS, considering that the application of IAS 29 was excluded by CNV from its accounting framework.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at September 30, 2018, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 27,965,688, which was not claimable at that date.

Autonomous City of Buenos Aires, November 9, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2018 and for the period of three months ending on that date, presented in comparative form.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2018 and June 30, 2018
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	06.30.18
ASSETS
Non-current assets
Investment properties	7	73	51
Property, plant and equipment	8	798	789
Intangible assets	9	17	17
Biological assets	10	748	650
Investments in subsidiaries, associates and joint ventures	6	39,247	28,512
Deferred income tax assets	18	1,958	1,123
Income tax and minimum presumed income tax credit		38	38
Trade and other receivables	13	559	401
Total Non-current assets		43,438	31,581
Current assets
Biological assets	10	290	376
Inventories	11	1,560	1,001
Restricted assets	12	4	3
Trade and other receivables	13	1,259	866
Investment in financial assets	12	30	-
Derivative financial instruments	12	139	13
Cash and cash equivalents	12	6	192
Total Current assets		3,288	2,451
TOTAL ASSETS		46,726	34,032
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		27,225	20,925
TOTAL SHAREHOLDERS' EQUITY		27,225	20,925
LIABILITIES
Non-current liabilities
Borrowings	17	6,026	4,902
Provisions	16	10	10
Total Non-current liabilities		6,036	4,912
Current liabilities
Trade and other payables	15	2,292	1,790
Income tax and minimum presumed income tax to paid		48	48
Payroll and social security liabilities		96	142
Borrowings	17	10,971	6,177
Derivative financial instruments	12	57	37
Provisions	16	1	1
Total Current liabilities		13,465	8,195
TOTAL LIABILITIES		19,501	13,107
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		46,726	34,032

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

)
Alejandro G. Elsztain Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the three-month period beginning July 1, 2018 and ended September 30, 2018
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Revenues	19	496	453
Costs	20	(423)	(321)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		66	2
Changes in the net realizable value of agricultural products after harvest		301	48
Gross profit		440	182
Net gain from fair value adjustment of investment properties		22	-
General and administrative expenses	21	(65)	(48)
Selling expenses	21	(95)	(109)
Other operating results, net	22	118	(3)
Management fees		(228)	(30)
Profit / (Loss) from operations		192	(8)
Share of profit of subsidiaries, associates and joint ventures	6	6,300	447
Profit before financing and taxation		6,492	439
Finance income	23	378	8
Finance costs	23	(5,396)	(291)
Other financial results	23	(254)	11
Financial results, net	23	(5,272)	(272)
Profit before income tax		1,220	167
Income tax	18	835	97
Profit for the period		2,055	264

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		4,125	-
Participation in other comprehensive results of subsidiaries and associates		297	(27)
Other comprehensive income / (loss) for the period		4,422	(27)
Income and Other Comprehensive Income for the period		6,477	237

Profit per share attributable to equity holders of the parent during the period:
Basic		4.289	0.532
Diluted		4.120	0.529

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2018	482	20	65	659	21	113	1,725	3,209	14,631	20,925
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(47)	(47)
Adjusted balance as of June 30, 2018	482	20	65	659	21	113	1,725	3,209	14,584	20,878
Profit for the period	-	-	-	-	-	-	-	-	2,055	2,055
Other comprehensive income for the period	-	-	-	-	-	-	-	4,422	-	4,422
Total comprehensive income for the period	-	-	-	-	-	-	-	4,422	2,055	6,477
Reversal by sale of investment properties	-	-	-	-	-	-	-	(11)	11	-
Acquisition of treasury stock	(3)	3	-	-	-	-	-	(138)	-	(138)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	8	-	8
Balance as of September 30, 2018	479	23	65	659	21	113	1,725	7,490	16,650	27,225

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30, 2018 and June 30, 2018, respectively.
(ii)  Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at September 30, 2018 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Revaluation surplus	Reserve for share-based payments	New proyects reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2018	(785)	(1,575)	4,005	16	35	1,371	117	25	3,209
Other comprehensive income for the period	-	-	4,125	-	-	-	297	-	4,422
Total comprehensive income for the period	-	-	4,125	-	-	-	297	-	4,422
Reversal by sale of investment properties	-	-	-	-	-	-	(11)	-	(11)
Acquisition of treasury stock	(138)	-	-	-	-	-	-	-	(138)
Share of changes in subsidiaries’ equity	-	8	-	-	-	-	-	-	8
Balance as of September 30, 2018	(923)	(1,567)	8,130	16	35	1,371	403	25	7,490

)
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,725	2,355	11,388	16,797
Profit for the period	-	-	-	-	-	-	-	-	264	264
Other comprehensive income for the period	-	-	-	-	-	-	-	(27)	-	(27)
Total comprehensive income for the period	-	-	-	-	-	-	-	(27)	264	237
Reserve for share-based payments	-	-	-	-	-	-	-	2	-	2
Balance as of September 30, 2017	499	3	65	659	20	83	1,725	2,330	11,652	17,036

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)   Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30, 2017 and June 30, 2017, respectively.
(ii)  Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at September 30, 2017 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for share-based payments	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(24)	2,227	36	91	25	2,355
Other comprehensive loss for the period	-	-	-	(27)	-	(27)
Total comprehensive loss for the period	-	-	-	(27)	-	(27)
Reserve for share-based payments	-	-	-	2	-	2
Balance as of September 30, 2017	(24)	2,227	36	66	25	2,330

)
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Operating activities:
Cash used in operations	14	(2,334)	(124)
Net cash used in operating activities		(2,334)	(124)
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(52)	(1)
Acquisition of property, plant and equipment	8	(16)	(25)
Proceeds from sale of farmlands		1	7
Acquisition of investment in financial assets		(21)	(208)
Proceeds from disposals of investment in financial assets		15	227
Advance payments		(16)	(4)
Sale of farmlands advances		-	69
Dividends received		-	1
Net cash (used in) / generated from investing activities		(89)	66
Financing activities:
Payment of borrowings		(66)	(500)
Obtaining of short term loans, net		2,672	576
Payments from derivative financial instruments		(86)	(5)
Purchase of treasury stock		(138)	-
Payment of seller financing		(1)	-
Interest paid		(143)	(29)
Net cash generated from financing activities		2,238	42
Net decrease in cash and cash equivalents		(185)	(16)
Cash and cash equivalents at beginning of the period		192	41
Currency translation adjustment on cash and cash equivalents		(1)	19
Cash and cash equivalents at the end of the period		6	44

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 9, 2018.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The CNV, in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

Also, in Article 3 of the aforementioned CNV regulations, it is established that "The companies subject to the Commission's control cannot apply the method of restating financial statements in a homogeneous currency."

For the preparation of these solo financial statements, the Company has use the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018. In turn, on July 24, 2018, the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), issued a communication confirming the aforementioned. However, it must be taken into account that, at the time of issuance of these financial statements,

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Decree PEN 664/03 is in force, which does not allow the presentation of restated financial statements before the National Securities Commission (CNV). Therefore, given this decree, and the regulatory framework of the CNV, the Group's management has not applied IAS 29 in the preparation of these solo financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2018.

As described in Note 2.2 to the Annual Consolidated Financial Statements, the Company, mainly through its subsidiaries, adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning, and the comparative figures have not been modified due to this adoption.

The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2018, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2018 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2018. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2
Fair value estimates

Since June 30, 2018, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.
Set out below are the changes in Company’s investment in subsidiaries and associates for the three-month period ended September 30, 2018 and for the fiscal year ended June 30, 2018:

	09.30.18	06.30.18
Beginning of the period / year	28,512	19,498
Changes in non-controlling interest (i)	8	(1,575)
Capital contribution	52	196
Disposal of interest in subsidiaries	-	(10)
Share of profit of subsidiaries and associates	6,300	9,562
Foreign exchange gains	4,125	1,778
Others changes in subsidiaries’ equity	-	55
Adjustments previous periods (IFRS 9 and 15)	(47)	-
Share of changes in subsidiaries’ equity	297	19
Reserve for share-based payments	-	4
Dividends distributed	-	(1,015)
End of the period / year	39,247	28,512

(i)
 Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2018 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2018 in Note 8 to the Annual Consolidated Financial Statements.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)						Last financial statement issued
Name of the entity	09.30.18	06.30.18	09.30.18	06.30.18	09.30.18	09.30.17	Market value as of 09.30.18	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	43.29%	43.29%	4,674	3,072	1,314	200	13.69	Brazil	Agricultural	23,291,500	875	1,015	8,552
Agropecuaria Santa Cruz de la Sierras S.A. (formerly Doneldon S.A.)	100.00%	100.00%	1,006	688	317	13	Not publicly traded	Uruguay	Investment	264,937,972	265	15	1,006
Futuros y opciones.Com S.A.	50.10%	50.10%	156	84	72	13	Not publicly traded	Argentina	Brokerage	817,683	2	144	312
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	-	-	-	-	Not publicly traded	Argentina	Brokerage	505,603	23	(6)	13
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	2.20%	2.20%	4	2	2	-	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	1	74	176
Helmir S.A.	100.00%	100.00%	1,196	843	353	24	Not publicly traded	Uruguay	Investment	90,624,298	91	121	1,205
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.68%	153	96	27	(24)	Not publicly traded	Argentina	Agroindustrial	491,951,468	493	27	153
IRSA Inversiones y Representaciones Sociedad Anónima	63.36%	63.36%	31,991	23,688	8,335	223	67.50	Argentina	Real Estate	364,599,461	575	9,401	50,716
Total Subsidiaries			39,180	28,473	10,420	449

Associates
Agrouranga S.A.	35.72%	35.72%	38	39	3	(2)	Not publicly traded	Argentina	Agricultural	2,590,466	7	13	74
Uranga Trading S.A.	35.72%	-	29	-	2	-	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	6	82
Total Associates			67	39	5	(2)
Total Investments in subsidiaries, associates and join ventures			39,247	28,512	10,425	447

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2018 and for the fiscal year ended June 30, 2018 were as follows:

	09.30.18	06.30.18
Beginning of the period / year	51	5
Reclassification of property, plant and equipment (i)	-	43
Changes in fair value	22	3
End of the period / year	73	51

(i)
Includes as of June 30, 2018, Ps. 21 for difference between valuation at cost and fair value, which is disclosed in a Net Equity Reserve.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	09.30.18	09.30.17
Rental and services income (Note 20)	14	-
Direct operating expenses (Note 21)	10	-

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2018 and for the fiscal year ended June 30, 2018 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 09.30.18	Total as of 06.30.18

Costs	832	87	919	937
Accumulated depreciation	(88)	(42)	(130)	(112)
Net book amount at the beginning of the period / year	744	45	789	825

Additions	15	1	16	101
Disposals	-	-	-	(88)
Reclassifications to investment properties	-	-	-	(22)
Depreciation charge (i)	(4)	(3)	(7)	(27)
Balances at the end of the period / year	755	43	798	789

Costs	847	85	932	919
Accumulated depreciation	(92)	(42)	(134)	(130)
Net book amount at the end of the period / year	755	43	798	789

(i)
For the fiscal years ended September 30, 2018 and June 30, 2018, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 1 and Ps. 4 in "Costs"; Ps. 1 and Ps. 2 in “General and administrative expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 5 and Ps. 21 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2018 and for the fiscal year ended as of June 30, 2018 were as follows:

	Computer software	Rights of use	Total as of 09.30.18	Total as of 06.30.18
Costs	4	20	24	23
Accumulated amortization	(2)	(5)	(7)	(5)
Net book amount at the beginning of the period / year	2	15	17	18
Additions	-	-	-	1
Amortization charges (i)	-	-	-	(2)
Balances at the end of the period / year	2	15	17	17
Costs	4	20	24	24
Accumulated amortization	(2)	(5)	(7)	(7)
Net book amount at the end of the period / year	2	15	17	17

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2018 and for the fiscal year ended as of June 30, 2018 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 09.30.18	Total as of 06.30.18
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	27	248	724	17	10	1,026	961
Purchases	-	-	1	-	-	1	8
Changes by transformation	-	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	9	57	-	-	66	407
Decrease due to harvest	-	(358)	-	-	-	(358)	(1,336)
Sales	-	-	(44)	-	-	(44)	(312)
Consumes	-	-	(1)	-	(1)	(2)	(4)
Costs for the period	151	101	95	2	-	349	1,302
Balances at the end of the period / year	178	-	832	19	9	1,038	1,026

Non-current (production)	-	-	722	17	9	748	650
Current (consumable)	178	-	110	2	-	290	376
Net book amount at the end of the period / year	178	-	832	19	9	1,038	1,026

During the three-month period ended September 30, 2018 and the year ended June 30, 2018 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 13 to the Consolidated Financial Statements as of June 30, 2018.

As of September 30, 2018 and June 30, 2018, the better and maximum use of biological assets shall not significantly differ from the current use.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Inventories

Breakdown of Company’s inventories as of September 30, 2018 and June 30, 2018 are as follows:

	09.30.18	06.30.18
Current
Crops	943	700
Materials and supplies	367	159
Seeds and fodders	250	142
Total inventories	1,560	1,001

As of September 30, 2018 and June 30, 2018 the cost of inventories recognized as expense amounted to Ps. 365 and Ps. 1,114, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 15 to the Annual Consolidated Financial Statements as of June 30, 2018.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2018 and June 30, 2018 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2018		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,449	-	1,449	378	1,827
Investment in financial assets:
- Mutual funds	-	30	30	-	30
Derivative financial instruments
- Crops future contracts	-	139	139	-	139
Restricted assets (i)	4	-	4	-	4
Cash and cash equivalents:
- Cash on hand and at bank	6	-	6	-	6
Total assets	1,459	169	1,628	378	2,006

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 15)	2,099	-	2,099	193	2,292
Borrowings (excluding finance lease liabilities) (Note 17)	16,990	-	16,990	-	16,990
Finance lease obligations (Note 17)	7	-	7	-	7
Derivative financial instruments:
- Foreign-currency contracts	-	57	57	-	57
Total liabilities	19,096	57	19,153	193	19,346

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,068	-	1,068	208	1,276
Derivative financial instruments:
- Crops future contracts	-	13	13	-	13
Restricted assets (i)	3	-	3	-	3
Cash and cash equivalents:
- Cash on hand and at bank	5	-	5	-	5
- Short-term investments	-	187	187	-	187
Total liabilities	1,076	200	1,276	208	1,484

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,688	-	1,688	102	1,790
Borrowings (excluding finance lease liabilities) (Note 17)	11,074	-	11,074	-	11,074
Finance lease obligations (Note 17)	5	-	5	-	5
Derivative financial instruments:
- Foreign-currency contracts	-	37	37	-	37
Total liabilities	12,767	37	12,804	102	12,906

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Consolidated Financial Statements as of June 30, 2018.

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2018 and June 30, 2018 are as follows:

	09.30.18	06.30.18
Receivables from sale of properties (i)	735	507
Receivables from sale of agricultural products and services	218	160
Debtors under legal proceedings	9	9
Less: allowance for doubtful accounts	(9)	(9)
Total trade receivables	953	667
Prepayments	244	114
Tax credits	107	81
Loans	30	22
Advance payments	27	13
Others	39	21
Total other receivables	447	251
Related parties (Note 24)	418	349
Total trade and other receivables	1,818	1,267
Non-current	559	401
Current	1,259	866
Total trade and other receivables	1,818	1,267

(i)  Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.17 to the Consolidated Financial Statements as of June 30, 2018.

Movements on the Company’s allowance for doubtful accounts are as follows:
	09.30.18	06.30.18
Beginning of the period / year	9	9
Charges	-	-
End of the period / year	9	9

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 21). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2018 and 2017:

	09.30.18	09.30.17
Profit for the period	2,055	264
Adjustments for:
Income tax	(835)	(97)
Depreciation and amortization	2	2
Unrealized (gain) / loss from derivative financial instruments of commodities	(125)	3
Loss / (Gain) from derivative financial instruments (except commodities)	106	(3)
Changes in fair value of financial assets at fair value through profit or loss	-	(8)
Accrued interest, net	215	43
Unrealized initial recognition and changes in the fair value of biological assets	(143)	(21)
Changes in net realizable value of agricultural products after harvest	(301)	(48)
Provisions	10	86
Share of profit in subsidiaries, associates and joint ventures	(6,300)	(447)
Unrealized foreign exchange loss, net	3,205	205
Changes in fair value of investment properties	(22)	-
Changes in operating assets and liabilities:
Decrease in biological assets	136	139
Increase in inventories	(257)	(96)
Increase in trade and other receivables	(521)	(93)
(Increase) / Decrease in derivative financial instruments	(1)	5
Increase in restricted assets	(1)	-
Increase / (Decrease) in trade and other payables	490	(16)
Decrease in payroll and social security liabilities	(47)	(42)
Net cash used in operating activities before income tax paid	(2,334)	(124)

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2018 and 2017:
	09.30.18	09.30.17
Non-cash activities
Dividends not collected	-	(3)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(4,125)	-
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	-	(11)
Increase of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	-	1

15.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2018 and June 30, 2018 are as follows:
	09.30.18	06.30.18
Trade payables	264	115
Provisions	436	174
Sales, rent and services payments received in advance	137	15
Total trade payables	837	304
Taxes payable	56	87
Others	6	34
Total other payables	62	121
Related parties (Note 24)	1,393	1,365
Total trade and other payables	2,292	1,790
Current	2,292	1,790
Total trade and other payables	2,292	1,790

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 29.

16.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 09.30.18	Total as of 06.30.18
Beginning of period / year	11	11	6
Additions	-	-	7
Used during the period	-	-	(2)
End of period / year	11	11	11

Non-current		10	10
Current		1	1
Total		11	11

(i)
Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Borrowings

The detail of the Company’s borrowings as of September 30, 2018 and June 30, 2018 is as follows:

	Book value		Fair Value
	09.30.18	06.30.18	09.30.18	06.30.18
Non-convertible notes	8,525	6,010	8,425	5,778
Bank loans and others	7,905	4,702	7,912	4,709
Finance leases obligations	7	5	7	5
Bank overdrafts	560	362	560	362
Total borrowings	16,997	11,079	16,904	10,854
Non-current	6,026	4,902
Current	10,971	6,177
Total borrowings	16,997	11,079

18.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	09.30.18	09.30.17
Deferred income tax	835	97
Income tax	835	97

The gross movements on the deferred income tax account were as follows:

	09.30.18	06.30.18
Beginning of the period / year	1,123	1,222
Charged to the Statement of Comprehensive Income	835	(99)
End of the period / year	1,958	1,123

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	09.30.18	09.30.17
Tax calculated at the tax applicable tax rate in effect (i)	(366)	(58)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	1,890	156
Income tax rate change (*)	(236)	-
Provision for unrecoverability of tax loss carry-forwards	(476)	-
Non-taxable results, non-deductible expenses and others	23	(1)
Income tax	835	97

(*)
As of September 30, 2018 corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i)
The Income Tax rate in effect in Argentina as of September 30, 2017 was 35%, while as of September 30, 2018 is 30%. See note 20 to the Annual Consolidated Financial Statements.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Revenues

	09.30.18	09.30.17
Crops	418	381
Cattle	55	51
Dairy	-	19
Supplies	9	2
Leases and agricultural services	14	-
Total revenues	496	453

20.
Costs

	09.30.18	09.30.17

Crops	358	257
Cattle	44	42
Dairy	-	17
Supplies	7	1
Leases and agricultural services	10	-
Other costs	4	4
Total costs	423	321

21.
Expenses by nature

	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 09.30.18	Total as of 09.30.17
Supplies and labors	8	276	-	-	284	218
Leases and expenses	-	1	2	-	3	2
Amortization and depreciation	1	5	1	-	7	6
Doubtful accounts (charge and recovery)	-	-	-	(1)	(1)	-
Cost of sale of agricultural products and biological assets	409	-	-	-	409	317
Advertising, publicity and other selling expenses	-	-	-	-	-	-
Maintenance and repairs	-	10	4	-	14	13
Payroll and social security liabilities	3	34	42	3	82	70
Fees and payments for services	-	2	6	1	9	6
Freights	-	8	-	53	61	72
Bank commissions and expenses	-	-	2	1	3	3
Travel expenses and stationery	-	7	2	-	9	4
Conditioning and clearance	-	-	-	22	22	22
Director’s fees	-	-	5	-	5	3
Export expenses	-	-	-	-	-	-
Taxes, rates and contributions	-	5	-	14	19	21
Others	2	1	1	2	6	1
Total expenses by nature as of 09.30.18	423	349	65	95	932
Total expenses by nature as of 09.30.17	321	280	48	109		758

(i) Include Ps. 4 and Ps. 4 of other agricultural operating costs as of September 30, 2018 and 2017, respectively.

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Other operating results, net

	09.30.18	09.30.17
Administration fees	-	1
Gain from commodity derivative financial instruments	119	1
Contingencies	-	(3)
Gain from disposal of associates, subsidiaries and/or joint ventures	-	1
Others	(1)	(3)
Total other operating results, net	118	(3)

23.
Financial results, net

	09.30.18	09.30.17
Financial income:
Interest income	14	3
Foreign exchange gains	364	5
Total financial income	378	8

Financial costs:
Interest expenses	(229)	(46)
Foreign exchange losses	(5,133)	(238)
Other financial costs	(34)	(7)
Total financial costs	(5,396)	(291)

Other financial results:
Fair value gains of financial assets at fair value through profit or loss	16	8
(Loss) / Gain from derivative financial instruments (except commodities)	(270)	3
Total other financial results	(254)	11
Total financial results, net	(5,272)	(272)

24.
Related party transactions

See description of the main transactions conducted with related parties in Note 31 to the Consolidated Financial Statements as of June 30, 2018.

The following is a summary of the balances with related parties as of September 30, 2018 and June 30, 2018:

Items	09.30.18	06.30.18
Trade and other payables	(1,393)	(1,365)
Borrowings	(877)	(446)
Trade and other receivables	418	349
Total	(1,852)	(1,462)

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	09.30.18	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	34	22	Corporate services receivable
	(8)	(5)	Leases payable
	11	7	Reimbursement of expenses receivable
	1	1	Share based payments
	1	1	Administration fees
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	131	99	Reimbursement of expenses payable
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	1	-	Reimbursement of expenses receivable
	70	13	Sale of goods and/or services
Helmir S.A.	(353)	(233)	Borrowings
Ombú Agropecuaria S.A.	3	3	Administration fees
Agropecuaria Acres del Sud S.A.	2	2	Administration fees
	1	1	Reimbursement of expenses
Yatay Agropecuaria S.A.	2	2	Administration fees
	(221)	-	Borrowings
Yuchán Agropecuaria S.A.	2	2	Administration fees
Futuros y Opciones.Com S.A.	81	95	Brokerage operations receivable
	1	-	Reimbursement of expenses receivable
	1	(6)	MAT operations
Total Subsidiaries	(240)	4
Agro-Uranga S.A.	11	27	Purchase of goods and/or services
Uranga Trading	(11)	-	Dividends receivables
Total Associates	-	27

IRSA Propiedades Comerciales S.A.	23	15	Reimbursement of expenses receivable
	3	3	Share based payments
	(265)	(186)	Non-convertible notes
	30	56	Corporate services
Emprendimiento Recoleta S.A.	(17)	(12)	Non-convertible notes
Panamerican Mall S.A.	(21)	(15)	Non-convertible notes
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	(12)	-	Purchase of goods and/or services
	9	-	Reimbursement of expenses payable
Total Subsidiaries of the subsidiaries	(250)	(139)

CAMSA and its subsidiaries	(1,358)	(1,351)	Management fees
Estudio Zang, Bergel & Viñes	-	(1)	Legal services
Other Related parties	(1,358)	(1,352)

Directors and Senior Management	(4)	(2)	Director's fees
Total Directors and Senior Management	(4)	(2)
Total	(1,852)	(1,462)

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the three-month period ended as of September 30, 2018 and 2017:

Related party	09.30.18	09.30.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(1)	-	Leases and/or rights of use
	18	15	Corporate services
Futuros y Opciones.Com S.A.	(2)	(1)	Purchase of goods and/or services
	-	1	Sale of goods and/or services
Amauta Agro S.A. (formerly FyO Trading S.A.)	-	1	Sale of goods and/or services
	-	(6)	Purchase of goods and/or services
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	50	11	Sale of goods and/or services
Helmir S.A.	(105)	(5)	Financial operations
Total subsidiaries	(40)	16

Agro-Uranga S.A.	-	2	Sale of goods and/or services
Total Associates	-	2

Emprendimiento Recoleta S.A.	(5)	(2)	Financial operations
Panamerican Mall S.A.	(7)	(1)	Financial operations
Yatay Agropecuaria S.A.	(2)	-	Financial operations
IRSA Propiedades Comerciales S.A.	-	(1)	Leases and/or rights of use
	55	37	Corporate services
	(81)	(8)	Financial operations
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	13	15	Sale of goods and/or services
	9	-
	(4)	(1)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	(22)	39

Estudio Zang, Bergel & Viñes	(1)	(1)	Legal services
CAMSA y sus subsidiarias	(228)	(30)	Management fees
Austral Gold	-	1	Management fees
Other Related parties	(229)	(30)

Directores	(5)	(3)	Compensation of Directors and Senior Management
Senior Management	(4)	(4)	Compensation of Directors and Senior Management
Total Directors and Senior Management	(9)	(7)

Inversiones Financieras del Sur S.A.	-	13	Financial operations
Total parent company	-	13
Total	(300)	33

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2018 and 2017:

Related party	09.30.18	09.30.17	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	22	-	Additional paid-in capital
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	30	11	Capitalization of credits
Agropecuarias Santa Cruz de la Sierra S.A.	-	1	Additional paid-in capital
Total subsidiary contributions	52	12
Agro-Uranga S.A.	-	4	Dividends received
Total dividends received	-	4

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
CNV General Resolution N° 622/13
As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 16 – Provisions
Exhibit F - Cost of sales and services	Note 26 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 21 – Expenses by nature

26.
Cost of sales and services provided

Description	Biological assets	Agricultural stock	Services and other operating costs	Total as of 09.30.18	Total as of 09.30.17
Beginning of the period / year	741	1,001	-	1,742	1,246
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	57	-	-	57	66
Changes in the net realizable value of agricultural products after harvest	-	301	-	301	48
Increase due to harvest	-	358	-	358	356
Acquisitions and classifications	1	380	-	381	113
Consume	(1)	(115)	-	(116)	(94)
Expenses incurred	97	-	10	107	-
Inventories	(851)	(1,560)	-	(2,411)	(1,418)
Cost as of 09.30.18	44	365	10	419	-
Cost as of 09.30.17	44	273	-	-	317

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2018 and June 30, 2018 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.18	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	20	41.050	818	20	28.750	562
Receivables with related parties:
US Dollar	-	41.250	-	1	28.850	1
Brazilian Reais	13	10.000	130	13	7.600	99
Total trade and other receivables			948			662

Investment in financial assets
US Dollar	1	41.250	30	-	28.750	-
Total Investment in financial assets			30			-

Cash and cash equivalents
US Dollar	-	41.050	-	1	28.750	23
Total Cash and cash equivalents			-			23

Liabilities
Trade and other payables
US Dollar	6	41.250	252	4	28.850	101
Total trade and other payables			252			101

Borrowings
US Dollar	397	41.250	16,367	371	28.850	10,717
Total Borrowings			16,367			10,717

(1)
Exchange rate as of September 30, 2018 according to Banco Nación Argentina records.
(2)
Exchange rate as of June 30, 2018 according to Banco Nación Argentina records.

28.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 10,177 whose treatment is being considered by the Board of Directors and the respective Management. On November 8, the Company has placed a new negotiable obligation for USD 74 in order to begin to reverse part of the negative working capital. See subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

30.
Subsequent events

As of the issuance date of these financial statements, the Argentine peso appreciated against the US dollar and other currencies close to 14,2%, which has an impact on the figures presented in these financial statements, mainly originated by exposure to the exchange rate of our revenues and costs of the "offices and other properties" segment in the Argentina operation Center and the revenues and costs of the Israel operations center, and our assets and liabilities, denominated in foreign currency.

See others subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1. Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2. Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3. Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		09.30.18	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables	Trade and other receivables	-	197	-	853	37	164	8	215	160	142	42	1,818
	Income tax and minimum presumed income tax and deferred income tax	-	-	1,996	-	-	-	-	-	-	-	-	1,996
	Total	-	197	1,996	853	37	164	8	215	160	142	42	3,814
Liabilities	Trade and other payables	-	77	-	2,204	-	-	11	-	-	-	-	2,292
	Borrowings	-	-	-	3,619	3,234	1,885	2,233	734	451	192	4,649	16,997
	Payroll and social security liabilities	-	-	-	75	21	-	-	-	-	-	-	96
	Provisions	-	1	10	-	-	-	-	-	-	-	-	11
	Income tax and minimum presumed income tax	-	-	-	48	-	-	-	-	-	-	-	48
	Total	-	78	10	5,946	3,255	1,885	2,244	734	451	192	4,649	19,444

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a. Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	837	422	1,259	31	528	559	868	950	1,818
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	1,996	-	1,996	1,996	-	1,996
	Total	837	422	1,259	2,027	528	2,555	2,864	950	3,814
Liabilities	Trade and other payables	2,032	260	2,292	-	-	-	2,032	260	2,292
	Borrowings	630	10,341	10,971	-	6,026	6,026	630	16,367	16,997
	Payroll and social security liabilities	96	-	96	-	-	-	96	-	96
	Provisions	1	-	1	10	-	10	11	-	11
	Income tax and minimum presumed income tax	48	-	48	-	-	-	48	-	48
	Total	2,807	10,601	13,408	10	6,026	6,036	2,817	16,627	19,444

4.b. Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2018, there are no receivable and liabilities subject to adjustment clause.

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c. Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current
Items		Accruing interest				Accruing interest				Accruing interest
		Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Total
Accounts receivables	Trade and other receivables	8	-	1,251	1,259	14	-	545	559	22	-	1,796	1,818
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	1,996	1,996	-	-	1,996	1,996
	Total	8	-	1,251	1,259	14	-	2,541	2,555	22	-	3,792	3,814
Liabilities	Trade and other payables	-	-	2,292	2,292	-	-	-	-	-	-	2,292	2,292
	Borrowings	10,749	94	128	10,971	5,741	283	2	6,026	16,490	377	130	16,997
	Payroll and social security liabilities	-	-	96	96	-	-	-	-	-	-	96	96
	Provisions	-	-	1	1	-	-	10	10	-	-	11	11
	Income tax and minimum presumed income tax	-	-	48	48	-	-	-	-	-	-	48	48
	Total	10,749	94	2,565	13,408	5,741	283	12	6,036	16,490	377	2,577	19,444

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	43.29% (2)
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima	Argentina	Real Estate	63.36% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.70%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Uranga Trading S.A.	Argentina	Marketing, warehousing and processing	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%
(*) All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
 The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
 For computation purposes, Treasury shares have been subtracted.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 24.

6.
Loans to directors.

See Note 24.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values

See Note 2 to the Consolidated Financial Statements as of June 30, 2018 and 2017.

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
 Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2018 and 2017.

13.
 Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	1,814	781
Vehicles	Third parties, theft, fire and civil liability	38	17

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

29

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2018, and the unaudited condensed interim separate statements of income and other comprehensive income for the three-month period ended September 30, 2018, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based in the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim separate financial statements, with the only exception of the application of International Accounting Standard No 29 (IAS 29), which was excluded by the accounting framework of the CNV.

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the accounting framework established by CNV.

Emphasis of Matter

Difference between the accounting framework of CNV and IFRS

Without qualifying our conclusion, we draw attention to Note 2.1 to the accompanying unaudited condensed interim separate financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and IFRS, considering that the application of IAS 29 was excluded by CNV from its accounting framework.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2018, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 27,965,688, which was not claimable at that date.

Autonomous City of Buenos Aires, November 9, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

In ARS million	IQ 19	IQ 18	YoY Var
Revenues	13,155	8,492	54.9%
Costs	-8,422	-5,097	65.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	329	75	338.7%
Changes in the net realizable value of agricultural produce after harvest	306	52	488.5%
Gross profit	5,368	3,522	52.4%
Net gain from fair value adjustment on investment properties	15,767	3,409	362.5%
Gain from disposal of farmlands	1	-	-
General and administrative expenses	-1,421	-903	57.4%
Selling expenses	-1,663	-1,139	46.0%
Other operating results, net	456	110	314.5%
Fees	-228	-30	660.0%
Profit from operations	18,280	4,969	267.9%
EBITDA (unaudited)	19,504	5,885	231.4%
Adjusted EBITDA (unaudited)	4,486	2,500	79.4%
Profit from joint ventures and associates	445	384	15.9%
Profit from operations before financing and taxation	18,725	5,353	249.8%
Financial results, net	-10,384	-4,539	128.8%
Profit before income tax	8,341	814	924.7%
Income tax expense	-856	-1,137	-24.7%
Result for the period from continued operations	7,485	-323	-
Result from discontinued operations after income tax	-46	351	-
Result for the period	7,439	28	26,467.9%

Attributable to
Equity holder of the parent	2,057	221	830.8%
Non-controlling interest	5,382	-193	-

Consolidated revenues increased by 54.9% in the first quarter of 2019 compared to the same period of 2018, while adjusted EBITDA reached ARS 4,486 million, 79.4% higher than in the same period of fiscal year 2018 explained by higher productive results, holding of grain results, and farmland sales in the Agribusiness Segment and better operating results from our subsidiary IRSA.

The net result showed a profit of ARS 7,439 million for the first quarter of 2019, as a result of a higher result due to changes in the fair value of our investment properties in Argentina Business Center and a higher market valuation of our investment in CLAL in Israel Business Center, both effects from our subsidiary IRSA.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Description of Operations by Segment

	3M 2019
	Negocio	Urban Properties and Investments				Variation
	Agribusiness	Argentina	Israel	Subtotal	Total	3M 19 vs. 3M 18
Revenues	2,390	1,647	8,728	10,375	12,765	57.0%
Costs	-1,942	-327	-5,718	-6,045	-7,987	70.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	308	-	-	-	308	492.3%
Changes in the net realizable value of agricultural produce after harvest	306	-	-	-	306	-
Gross profit	1,062	1,320	3,010	4,330	5,392	52.4%
Net gain from fair value adjustment on investment properties	2	16,470	-7	16,463	16,465	377.5%
Gain from disposal of farmlands	1	-	-	-	1	-
General and administrative expenses	-180	-280	-967	-1,247	-1,427	55.4%
Selling expenses	-180	-174	-1,311	-1,485	-1,665	45.9%
Other operating results, net	134	-18	336	318	452	380.9%
Profit from operations	839	17,318	1,061	18,379	19,218	282.8%
Share of profit of associates	9	128	-218	-90	-81	-121.5%
Segment profit	848	17,446	843	18,289	19,137	254.7%

	3M 2018
		Urban Properties and Investments
	Agribusiness	Argentina	Israel	Subtotal	Total
Revenues	1,499	1,219	5,412	6,631	8,130
Costs	-1,197	-249	-3,251	-3,500	-4,697
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	52	-	-	-	52
Changes in the net realizable value of agricultural produce after harvest	52	-	-	-	52
Gross profit	406	970	2,161	3,131	3,537
Net gain from fair value adjustment on investment properties	52	2,518	878	3,396	3,448
Gain from disposal of farmlands	-	-	-	-	-
General and administrative expenses	-109	-192	-617	-809	-918
Selling expenses	-152	-93	-896	-989	-1,141
Other operating results, net	7	-28	115	87	94
Profit from operations	204	3,175	1,641	4,816	5,020
Share of profit of associates	-5	487	-106	381	376
Segment profit	199	3,662	1,535	5,197	5,396

Agricultural Business

Period Summary

The 2019 season is developing in Argentina under a mild “El Niño” pattern. Given the best productive conditions and the most competitive exchange rate, we plan to increase the planted area to 257,000 hectares, mainly in leased farms in the region.

As concerns sale of farms, in the first quarter of fiscal year 2019 ours subsidiary Brasilagro has consummated the sale of of a fraction of 9,784 hectares of its "Jatobá" farm, located in Jaborandi, Bahía State, Brasil for BRL 177.8 million (BRL / ha 18,172).

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Our Portfolio

Our portfolio under management is composed of 732,825 hectares, of which 287,464 are in operation and 445,361 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands		Land Reserves
	Agricultural	Cattle	Under Development	Reserved	Total
Argentina	59,894	150,328	2,060	323,906	536,188
Brazil	42,814	14,912	4,442	66,716	128,884
Bolivia	8,858	-	-	1,017	9,875
Paraguay	7,799	2,859	1,977	45,243	57,878
Total	119,365	168,099	8,479	436,883	732,825
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	67,692(*)	14,135	2,201	84,028
Brazil	48,997	-	1,334	50,331
Bolivia	1,020	-	-	1,020
Total	117,709	14,135	3,535	135,379
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first quarter of fiscal year 2019 Brasilagro completed a successful sale of a fraction of 9,784 hectares of its "Jatobá" farm, located in Jaborandi, Bahía State, Brasil for BRL 177.8 million (BRL / ha 18.172). The farm was valued in books at BRL 18.0 million and the internal rate of return in dollars reached 7.05%.

in ARS million	IQ 19	IQ 18	YoY Var
Revenues	-	-	-
Costs	-3	-4	-25.0%
Gross loss	-3	-4	-25.0%
Net gain from fair value adjustment on investment properties	2	52	-96.2%
Gain from disposal of farmlands	1	-	-
Profit from operations	-	48	-
Segment profit	-	48	-
EBITDA	1	49	-98.0%
Adjusted EBITDA	748	-3	-

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

During the quarter, Brasilagro completed the partial sale of Jatobá farm, as previously mentioned. This farm was considered as investment property in IQ18 since it was leased to third parties, reflecting a gain from changes in the fair value of ARS 52 million. The sale of the farm made in IQ19 had no impact on results since it has already been recognized at fair value in IQ18. Adjusted EBITDA, which excludes changes in fair value of investment properties and includes the fair value realized from the sale, reflects that result and reaches ARS 748 million.

Area under Development (hectares)	Projected for 2018/2019	Developed in 2017/2018
Argentina	2,060	2,486
Brasil	4,442	6,190
Paraguay	1,977	2,008
Total	8,479	10,684

During this campaign we expect to transform 8,479 in the region: 2,060 hectares in Argentina, 1,977 hectares in Paraguay and 4,442 hectares in Brazil,

II)
Agricultural Production

The result of the Farming segment increased by ARS 541 million, from ARS 160 million gain during the first quarter of 2018 to ARS 701 million gain during the same period of 2019.

in ARS million	IQ 19	IQ 18	YoY Var
Revenues	1,380	924	49.4%
Costs	-1,206	-684	76.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	305	52	486.5%
Changes in the net realizable value of agricultural produce after harvest	306	52	488.5%
Gross gain	785	344	128.2%
General and administrative expenses	-118	-72	63.9%
Selling expenses	-104	-115	-9.6%
Other operating results, net	132	5	2,540.0%
Profit from operations	695	162	329.0%
Profit from associates	6	-2	-
Segment profit	701	160	338.1%
EBITDA	771	212	263.7%
Adjusted EBITDA	771	212	263.7%

II,a) Crops and Sugarcane

Crops

In ARS Million	IQ 19	IQ 18	YoY Var
Revenues	727	459	58.4%
Costs	-627	-331	89.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	52	1	5,100.0%
Changes in the net realizable value of agricultural produce after harvest	306	52	488.5%
Gross profit / (loss)	458	181	153.0%
General and administrative expenses	-59	-39	51.3%
Selling expenses	-91	-107	-15.0%
Other operating results, net	133	7	1,800.0%
Profit from operations	441	42	950.0%
Share of loss of associates	6	-2	-
Segment income	447	40	1,017.5%

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Sugarcane

In ARS Million	IQ 19	IQ 18	YoY Var
Revenues	564	373	51.2%
Costs	-510	-292	74.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	207	59	250.8%
Gross profit	261	140	86.4%
General and administrative expenses	-36	-19	89.5%
Selling expenses	-4	-1	300.0%
Other operating results, net	-	-1	-
Profit from operations	221	119	85.7%
Profit from the segment	221	119	85.7%
Operations

Production Volume1)	3M19	3M18	3M17	3M16	3M15
Corn	103,688	240,927	223,377	165,041	211,212
Soybean	-686	4,842	-	256	837
Wheat	77	208	-	58	-
Sorghum	1,048	606	298	298	1,335
Sunflower	-0	-	-	-	208
Others	1,790	718	816	2,959	1,718
Total Crops (tons)	105,917	247,301	224,491	168,612	215,310
Sugarcane (tons)	957,663	907,075	441,851	556,485	415,760
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán, Excludes Agro-Uranga,

Volume of	3M19			3M18			3M17			3M16			3M15
Sales (1)	D,M,	F,M,	Total	D,M,	F,M,	Total	D,M,	F,M,	Total	D,M,	F,M,	Total	D,M,	F,M,	Total
Corn	65.3	-	65.3	134.4	-	134.4	121.8	-	121.8	62.6	23.6	86.2	150.9	-	150.9
Soybean	14.3	29.2	43.5	21.1	5.8	26.9	29.8	-	29.8	41.3	8.6	49.9	36.7	14.2	50.9
Wheat	4.4	-	4.4	6.4	-	6.4	0.4	0.1	0.5	5.1	28.9	34.0	0.2	-	0.2
Sorghum	-	-	-	-	-	-	0.1	-	0.1	0.1	-	0.1	0.3	-	0.3
Sunflower	2.0	-	2.0	0.4	-	0.4	0.7	-	0.7	0.6	-	0.6	1.7	-	1.7
Others	-	-	-	0.6	-	0.6	1.5	-	1.5	1.1	-	1.1	-	-	-
Total Crops (thousands of tons)	86.0	29.2	115	162.9	5.8	168.7	154.3	0.1	154.4	110.8	61.1	171.9	189.8	14.2	204.0
Sugarcane (thousands of tons)	890.9	-	890.9	895.1	-	895.1	441.9	-	441.9	554.0	-	554.0	415.8	-	415.8
D,M,: Domestic market
F,M,: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán, Excludes Agro-Uranga,

The result of the Grains activity increased ARS 407 million, from ARS 40 million gain during the first quarter of 2018 to ARS 447 million gain during the same quarter of 2019, mainly as a result of:

●
A positive variation in the holding result of ARS 253,3 million originated in Argentina, as a result of the increase in prices in argentine pesos as a result of the devaluation that occurred between August and September, while in the past fiscal year the exchange rate remained more stable.

●
A positive variation from the result of commodity derivatives, net from income from sales, of ARS 113.5 million from:
●
Higher operated volumes in soybean and corn derivatives, as well as the impact of the exchange rate depreciation in Argentina.

●
Higher operated volume in soybean derivatives in Brazil.

The result of the Sugarcane activity increased by ARS 102 million, going from a gain of ARS 119 million in the first quarter of FY 2018 to a gain of ARS 221 million in the same period of FY 2019. This is mainly due to higher production results from Brazil as a result of better yields and less costs per hectare, as well as better prices and a positive variation of the exchange rate between Brazilian real and Argentine peso.

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Area in Operation - Crops (hectares) (1)	As of 09/30/18	As of 09/30/17	YoY Var
Own farms	97,268	115,450	-15.7%
Leased farms	137,868	66,582	107.1%
Farms under concession	21,801	23,636	-7.8%
Own farms leased to third parties	14,128	7,772	81.8%
Total Area Assigned to Crop Production	271,065	213,440	27.0%
(1)  Includes AgroUranga, Brazil and Paraguay,

The area in operation assigned to the crops activity increased by 27% as compared to the same period of the previous fiscal year, mainly due to the larger area of leased farms and own farms leased to third parties,

II,b) Cattle Production

During the past season, we started raising cattle in Brazil, in addition to our cattle operations in Argentina and Paraguay,

Production Volume (1)	3M19	3M18	3M17	3M16	3M15
Cattle herd (tons)	2,338	2,010	1,918	1,546	1,151
Milking cows (tons)	-	133	174	135	119
Cattle (tons)	2,338	2,143	2,092	1,681	1,270
Milk (thousands of liters)	-	2,693	4,078	4,539	4,560
(1)
Includes Carnes Pampeanas and CRESCA at 50%,

Volume of	3M19			3M18			3M17			3M16			3M15
Sales (1)	D,M,	F,M,	Total	D,M,	F,M,	Total	D,M,	F,M,	Total	D,M,	F,M,	Total	D,M,	F,M,	Total
Cattle herd	1.7	-	1.7	2.3	-	2.3	2.1	-	2.1	3.1	-	3.1	4.0	-	4.0
Milking cows	-	-	-	0.1	-	0.1	0.2	-	0.2	0.2	-	0.2	0.1	-	0.1
Cattle (thousands of tons)	1.7	-	1.7	2.4	-	2.4	2.3	-	2.3	3.3	-	3.3	4.1	-	4.1
Milk (millions of liters)	-	-	-	2.7	-	2.7	3.9	-	3.9	4.4	-	4.4	4.4	-	4.4
D,M,: Domestic market
F,M,: Foreign market
(1)
Includes Carnes Pampeanas and CRESCA at 50%,

Cattle

In ARS Million	IQ 19	IQ 18(1)	YoY Var
Revenues	70	72	-2.8%
Costs	-59	-61	-3.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce	46	-8	-
Gross profit	57	3	1,800.0%
General and administrative expenses	-13	-11	18.2%
Selling expenses	-8	-7	14.3%
Other operating results, net	-1	-1	-
Profit / (Loss) from operations	35	-16	-
Profit / (Loss) from the segment	35	-16	-
(1)  Includes Dairy, discontinued on December 2017.

Area in operation – Cattle (hectares) (1)	As of 09/30/18	As of 09/30/17	YoY Var
Own farms	79,071	86,749	-8.9%
Leased farms	14,135	12,635	11.9%
Farms under concession	2,703	1,404	92.5%
Own farms leased to third parties	1,325	70	1.792.9%
Total Area Assigned to Cattle Production	97,234	100,858	-3.6%
(1)  Includes AgroUranga, Brazil and Paraguay,

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Stock of Cattle Heard	As of 09/30/18	As of 09/30/17	YoY Var
Breeding stock	84,183	74,964	12.3%
Winter grazing stock	9,116	7,440	22.5%
Milk farm stock	2	3,470	-99.9%
Total Stock (heads)	93,301	85,874	8.6%

The result of the Cattle activity increased by ARS 54 million: from a profit of ARS 3 million in the first quarter of fiscal year 2018 to a gain of ARS 57 million in the first quarter of 2019, as a result of the increase in the holding result driven by the increase in cattle prices.

II,c) Agricultural Rental and Services

in ARS million	IQ 19	IQ 18	YoY Var
Revenues	19	20	-5.0%
Costs	-10	-	-
Gross profit	9	20	-55.0%
General and Administrative expenses	-10	-3	233.3%
Selling expenses	-1	-	-
(Loss) / Profit from operations	-2	17	-
(Loss) / Profit form the segment	-2	17	-

The result of the activity decreased by ARS 19 million, going from a profit of ARS 17 million in the first quarter of FY 2018 to a loss of ARS 2 million in the first quarter of FY 2019.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our refrigeration plant in La Pampa and our investment in FyO,

The result of the “Others” segment increased by ARS 169 million, going from a gain of ARS 8 million for the first quarter fiscal year 2018 to a gain of ARS 177 million for the same period of 2019. This is due to a profit of ARS 122 million from FyO due to higher consignment operations and a profit of ARS 47 million from the meatpacking plant that has reversed its operating losses as a result of the positive impact on its sales, both in the internal and external market, of the exchange rate depreciation in Argentina together with the increase of the volume slaughtered.

In ARS million	IQ 19	IQ 18	YoY Var
Revenues	1,010	575	75.7%
Costs	-733	-509	44.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	3	-	-
Gross profit	280	66	324.2%
General and administrative expenses	-32	-20	60.0%
Selling expenses	-76	-37	105.4%
Other operating results, net	2	2	-
Profit from operations	174	11	1,481.8%
Profit from associates	3	-3	-
Segment profit	177	8	2,112.5%
EBITDA	177	12	1,375.0%
Adjusted EBITDA	177	12	1,375.0%

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

IV) Corporate Segment

The negative result of the segment increased by ARS 13,2 million, going from a loss of ARS 17 million in the first quarter of 2018 to a loss of ARS 30 million for the same period of 2019.

in ARS million	IQ 19	IQ 18	YoY Var
General and administrative expenses	-30	-17	76.5%
Loss from operations	-30	-17	76.5%
Segment Loss	-30	-17	76.5%
EBITDA	-30	-17	76.5%
Adjusted EBITDA	-30	-17	76.5%

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA, As of September 30, 2018, our direct and indirect equity interest in IRSA was 63,74% over stock capital,

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

Consolidated Results – Information by Segment

In Ps, Million	IQ 19	IQ 18	YoY Var
Revenues	10,375	6,631	56.5%
Profit from operations	18,379	4,816	281.6%
EBITDA	19,521	5,678	243.8%
Adjusted EBITDA	3,058	2,306	32.6%
Segment Result	19,137	5,197	268.2%

Consolidated revenues from sales, rentals and services increased by 56,5% in the first quarter of the fiscal year 2019 compared to the same period in 2018, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 3,058 million, 32,6% higher than the same period in FY 2018,

Operations Center in Argentina

In Ps, Million	IQ 19	IQ 18	YoY Var
Revenues	1,647	1,219	35.1%
Profit from operations	17,318	3,175	445.4%
EBITDA	17,337	3,187	444.0%
Adjusted EBITDA	867	693	25.1%

Operations Center in Israel

In Ps, Million	IQ 19	IQ 18	YoY Var
Revenues	8,728	5,412	61.3%
Profit from operations	1,061	1,641	-35.3%
EBITDA	2,186	2,867	-23.8%
Adjusted EBITDA	2,193	1,989	10.3%

8

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	13.3	Variable	< 30 days
Cresud 2018 NCN, Series XVI (1)	USD	38.5	1.500%	19-Nov-18
Cresud 2019 NCN, Series XVIII (1)	USD	32.6	4.00%	12-Sep-19
Cresud 2019 NCN, Series XXII (1)	USD	21.7	4.00%	1-Aug-19
Cresud 2023 NCN, Series XXIII	USD	113.2	6.50%	16-Feb-23
Other debt (USD)	-	174.9	-	-
CRESUD’s Total Debt (3)		394.2
Cash and cash equivalents (3)		0.9
Total Net Debt		393.3
Brasilagro’s Total Net Debt		14.5
(1) Includes repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 41,25 ARS/USD, 6,96 BOB/USD and 4,05 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries,
(3) Does not include Carnes Pampeanas nor FyO

Urban Properties and Investments Business

Operations Center in Argentina

The following table describes our total debt as of September 30, 2018:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	32.8	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes,	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	9.3	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	Sep-19
Other debt	USD	41.3	-	Feb-22
IRSA’s Total Debt		339.3
IRSA’s Cash + Cash Equivalents + Investments (2)	USD	1.7
IRSA’s Net Debt	USD	337.6
Bank overdrafts	ARS	0.3	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-323
IRCP NCN Class IV	USD	140.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		535.3
Cash & Cash Equivalents + Investments (3		270.5
Consolidated Net Debt		264.8
(1) Principal amount in USD (million) at an exchange rate of Ps, 41,25 Ps,/USD, without considering accrued interest or eliminations of balances with subsidiaries,
(2) “IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets,
(3) “IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash and cash equivalents + Investments in Current Financial Assets and our holding in TGLT's convertible Notes,

Operations Center in Israel

Net Financial Debt (USD million)

Indebtedness(1)	Total	Net
IDBD’s Total Debt	966	643
DIC’s Total Debt	973	684
(1) Principal amount in USD (million) at an exchange rate of 3,6573 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries, Includes bonds and loans,

9

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Comparative Summary Consolidated Balance Sheet Data

In millions of Ps,	Sep-18	Jun-18
Current assets	167,183	102,434
Non-current assets	346,932	251,336
Total assets	514,115	353,770
Current liabilities	96,703	57,054
Non-current liabilities	313,712	221,395
Total liabilities	410,415	278,449
Total capital and reserves attributable to the shareholders of the controlling company	27,225	20,925
Minority interests	76,475	54,396
Shareholders’ equity	103,700	75,321
Total liabilities plus minority interests plus shareholders’ equity	514,115	353,770

Comparative Summary Consolidated Statement of Income Data

In millions of Ps,	Sep-18	Sep-17
Gross profit	5,368	3,522
Profit from operations	18,280	4,969
Share of profit / (loss) of associates and joint ventures	445	384
Profit from operations before financing and taxation	18,725	5,353
Financial results, net	-10,384	-4,539
Profit before income tax	8,341	814
Income tax expense	-856	-1,137
Profit of the period of continuous operations	7,485	-323
Profit of discontinued operations after taxes	-46	351
Profit for the period	7,439	28
Controlling company’s shareholders	2,057	221
Non-controlling interest	5,382	-193

Comparative Summary Consolidated Statement of Cash Flow Data

In millions of Ps,	Sep-18	Sep-17
Net cash generated by operating activities	1,399	2,450
Net cash generated by / (used in) investment activities	805	-5,567
Net cash generated by financing activities	11,834	4,045
Total net cash generated during the fiscal period	14,038	928

Ratios

In millions of Ps,	Sep-18	Sep-17
Liquidity (1)	1.729	1.498
Solvency (2)	0.253	0.244
Restricted capital (3)	0.675	0.699
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Material events of the quarter and subsequent events

July 2018: End of the Share Repurchase Plan

In July 2018 the Company completed the share repurchase plan acquiring 3,924,695 ordinary shares (V,N ARS 1 per share) for a total amount of ARS 169,8 million and 1,673,152 ADRs (representing 16,731,520 ordinary shares) for a total of USD 31,0 million, representing 4,1% of the capital stock, fulfilling the terms and conditions of the share repurchase plan

 October 2018: General Ordinary and Extraordinary Shareholders’ Meeting

On October 29, 2018, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting was held, and the following resolutions were adopted by majority vote:

●
Distribution of 20,656,215 treasury shares, representing 4.1% of the share capital (0.04294551131 shares / ordinary share and 0.4294551131 shares / ADR), to be done on November 12, 2018.

●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2018 ended June 30, 2018,

●
Renewal of appointment of regular and alternate directors due to expiration of their terms and appointment of new alternate director,

November 2018: Bond issuance

On November 8, we issued Negotiable Obligations in the local market for the sum of USD 73,6 million at a fixed interest rate of 9% per annum due in 2020, The funds will be used to refinance short-term debt,

EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA, We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization, We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized,

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS, We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis, Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes, EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS, EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies, The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2018	2017
Profit for the period	7,439	28
Profit from discontinued operations	46	-351
Income tax expense	856	1,137
Net financial results	10,384	4,539
Share of profit of associates and joint ventures	-445	-384
Depreciation and amortization	1,224	916
EBITDA (unaudited)	19,504	5,885
Unrealized gain from fair value of investment properties	-15,018	-3,385
Adjusted EBITDA (unaudited)	4,486	2,500

11

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of September 30, 2018

Prospects for fiscal year

The 2019 Campaign is developing in Argentina under the climatic characteristics of a neutral “el niño” phenomenon, with precipitations level above the average. We expect an increase in the country’s agricultural production greater than 30%, mainly driven by Soybean and Corn. Regarding the markets, in the case of oilseeds, the price trend will be influenced by the development of the trade conflict between China and the US, Should this dispute continue, we would see lower prices in the US and firmer prices in South America due to China's demand orientation towards this origin, while, if resolved, we would see a positive reaction from the Chicago quotes at the expense of the FOB premiums from South America, For cereals, the decline in production in the countries of Europe and Eastern Europe provide support to prices, providing good prospects for their prices,

Given the new agricultural scenario, with more competitive exchange rates in Argentina and Brazil, Cresud plans to plant 257,000 hectares in the region and to produce more than 800,000 tons, a historical record. Likewise, the Company is strongly complementing its activity in its own farms with farms leased to third parties in Argentina, Brazil and Bolivia.

Regarding livestock activity, we will focus on improving productivity by minimizing the impact of increased costs due to the economic situation, working efficiently to achieve the highest possible operating margins, We will continue concentrating our cattle production in our own farms, mainly in the Northwest of the country and hoping to continue appreciating the cattle price,

Regarding the transformation and farmland sales, we hope to get the permits to increase the area under development since we have a large area of land reserves in the region with agricultural and / or livestock potential while we will continue to sell the farms that have reached their maximum level of appreciation,

In relation to our urban properties and investments segment, the diversification in real estate assets of our subsidiary IRSA, in Argentina and abroad, including the United States and Israel, protects us from the exchange rate volatility of the last months. We trust in the value of our investment in IRSA and we expect good results for FY 2019.

We believe that companies like Cresud, with many years of experience and great knowledge of the sector, will have excellent opportunities to take advantage in the market, especially considering that our main job is to produce food for a world population that grows and demands it,

12